Filed Pursuant to Rule 424(b)(2)
Registration No. 333-195077

PROSPECTUS SUPPLEMENT

To Prospectus dated April 9, 2014

12,857,143 Shares

ORBCOMM Inc.

Common Stock

This prospectus supplement relates to the offer and sale of 12,857,143 shares of our common stock, par value $0.001 per share, by us. Our common stock is listed on The NASDAQ Global Market under the symbol “ORBC.” The last reported sale price of our common stock on The NASDAQ Global Market on November 6, 2014 was $6.25 per share.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page S-22 of this prospectus supplement and the risk factors contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. You should carefully consider the risk factors described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus before you decide to purchase our common stock.

	Per Share	Total
Public offering price	$5.60	$72,000,000.80
Underwriting discounts and commissions	$0.28	$3,600,000.04
Proceeds, before expenses, to us	$5.32	$68,400,000.76

We have granted the underwriters a 30-day option to purchase up to an additional 1,928,571 shares from us on the same terms and conditions as set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers against payment on November 13, 2014.

RAYMOND JAMES	CANACCORD GENUITY	MACQUARIE CAPITAL

CRAIG-HALLUM CAPITAL GROUP	CHARDAN CAPITAL MARKETS, LLC

The date of this prospectus supplement is November 10, 2014.

PROSPECTUS SUPPLEMENT

PROSPECTUS

In making your investment decision, you should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus filed by us with the Securities and Exchange Commission (“SEC”). Neither we nor the underwriters have authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any free writing prospectus is accurate as of any date other than the date of the document or that the information we have filed and will file with the SEC that is incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the filing date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus, dated April 9, 2014, that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC using the SEC’s shelf registration rules. In this prospectus supplement, we provide you with specific information about the terms of this offering of our common stock. Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds to, updates and changes some of the information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made or incorporated by reference prior to the date hereof in this prospectus supplement and the accompanying prospectus, the statements made or incorporated by reference prior to the date hereof in this prospectus supplement and the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.

Before you invest in our common stock, you should read the registration statement of which this document forms a part and this document, including the documents incorporated by reference in this prospectus supplement and the accompanying prospectus that are described under the caption “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus.

This prospectus supplement, including the accompanying prospectus and the incorporated documents, includes trademarks, service marks and trade names owned by us or other companies. All such trademarks, service marks and trade names are the property of their respective owners.

References in this prospectus supplement to “ORBCOMM Inc.”, “ORBCOMM”, the “Company”, “we”, “us” and “our” are to ORBCOMM Inc., its subsidiaries and its predecessors, unless the context indicates otherwise. The term “you” refers to a prospective investor.

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CAUTIONARY STATEMENT

This prospectus supplement, the accompanying prospectus, the documents that are incorporated by reference in this prospectus supplement and the accompanying prospectus and any free writing prospectuses filed by us with the SEC may contain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to our plans, objectives, estimates and expectations for future events and include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Such forward-looking statements, including those concerning our expectations and estimates, are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from the results, projected, expected or implied by the forward-looking statements, some of which are beyond our control, that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include but are not limited to:

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failure to satisfy the conditions, including receipt of required regulatory approvals, of the pending acquisition of SkyWave Mobile Communications Inc., any delay in consummating the acquisition of SkyWave or the failure to consummate the acquisition of SkyWave;

•	the costs and expenses associated with the acquisition of SkyWave;

•	failure to successfully integrate SkyWave with our existing operations or failure to realize the expected benefits of the acquisition of SkyWave;

•	dependence of SkyWave’s business on its commercial relationship with Inmarsat and the services provided by Inmarsat, including the continued availability of Inmarsat’s satellites;

•	substantial losses we have incurred and may continue to incur;

•	demand for and market acceptance of our products and services and the applications developed by us and our resellers;

•	market acceptance and success of our Automatic Identification System business;

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dependence on a few significant customers, including a concentration in Brazil for SkyWave, loss or decline or slowdown in the growth in business from key customers, such as Caterpillar Inc., Komatsu Ltd., Hitachi Construction Machinery Co., Ltd., Union Pacific Railroad and Maersk Lines, and other value-added resellers, or VARs, and international value-added resellers, or IVARs for ORBCOMM and Onixsat, Satlink and Sascar, and other value-added Solution Providers, or SPs, for SkyWave;

•	dependence on a few significant vendors or suppliers, loss or disruption or slowdown in the supply of products and services from key vendors, such as Inmarsat plc and Amplus Communication Pte Ltd.;

•	loss or decline or slowdown in growth in business of any of the specific industry sectors we serve, such as transportation, heavy equipment, fixed assets and maritime;

•	our potential future need for additional capital to execute on our growth strategy;

•	additional debt service acquired with or incurred in connection with existing or future business operations;

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our acquisitions may expose us to additional risks, such as unexpected costs, contingent or other liabilities, or weaknesses in internal controls, and expose us to issues related to non-compliance with domestic and foreign laws, particularly regarding our acquisitions of businesses domiciled in foreign countries;

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the terms of our credit agreement, under which we currently have borrowed $80 million and may borrow up to an additional $80 million for use with acquisitions, could restrict our business activities or our ability to execute our strategic objectives or adversely affect our financial performance;

•	the inability to effect suitable investments, alliances and acquisitions or the failure to integrate and effectively operate the acquired businesses;

•	fluctuations in foreign currency exchange rates;

•	the inability of our subsidiaries, international resellers and licensees to develop markets outside the United States;

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the inability to obtain or maintain the necessary regulatory authorizations, approvals or licenses, including those that must be obtained and maintained by third parties, for particular countries or to operate our satellites;

•	technological changes, pricing pressures and other competitive factors;

•	satellite construction and launch failures, delays and cost overruns of our next-generation satellites and launch vehicles;

•	in-orbit satellite failures or reduced performance of our existing satellites;

•	our inability to replenish or expand our satellite constellation;

•	the failure of our system or reductions in levels of service due to technological malfunctions or deficiencies or other events;

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our estimates of financial results for the third quarter of 2014 are preliminary, unaudited, subject to completion and additional financial closing procedures and may be revised as a result of management’s and our auditor’s review of our results;

•	significant liabilities created by products we sell;

•	litigation proceedings;

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inability to operate due to changes or restrictions in the political, legal, regulatory, government, administrative and economic conditions and developments in the United States and other countries and territories in which we provide our services;

•	ongoing global economic instability and uncertainty;

•	changes in our business strategy; and

•	the other risks described in our filings with the SEC.

We undertake no obligation to publicly revise any forward-looking statements or cautionary factors except as required by law. For more detail on these and other risks, please see “Risk Factors” in this prospectus supplement, the accompanying prospectus and our Annual Report on Form 10-K for the year ended December 31, 2013.

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SUMMARY

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus. This summary highlights selected information about us and this offering. This summary may not contain all of the information that may be important to you. You should read carefully all of the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the information set forth under the caption “Risk Factors” in this prospectus supplement and the accompanying prospectus, as well as our consolidated financial statements and the related notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in our common stock.

Our Company

We are a global leader in machine-to-machine (“M2M”) communications. Our services are designed to enable businesses and government agencies to track, monitor, manage, control and communicate with fixed and mobile assets. We operate a two-way global wireless data messaging system optimized for narrowband and M2M data communication. We also provide customers with end-to-end M2M technology solutions for proactively monitoring, managing and remotely controlling assets in the transportation sector and other vertical markets. As of June 30, 2014, we provided our services and solutions to a total of approximately 915,000 billable subscriber communicators and we offered our services in more than 120 countries and territories worldwide.

We provide M2M messaging services through our constellation of low-Earth orbit, or LEO, satellites and accompanying ground infrastructure as well as through our global network of agreements with major cellular and satellite network providers. Our ability to offer multiple network options based on customer needs enables us to expand our addressable market and allows us to effectively serve global customers across a wide range of industry verticals. Customers deploy small, low power, fixed or mobile subscriber communicators to connect their devices to our network, allowing them to connect to and manage their assets using applications from us or one of our partners.

We offer solutions that meet the large and growing demand for M2M communications, and we are a growing player in the “Internet of Things.” According to Machina Research, in 2013, there were approximately 270 million M2M subscribers and this number is expected to increase at a compound annual growth rate of 33% through 2020. We deliver a full suite of products and services across the M2M ecosystem, including devices, cellular and satellite connectivity, middleware and applications, and we have established a strong position in certain key industry verticals such as transportation, heavy equipment, energy, maritime, security and government.

As part of our strategy to expand our global M2M technology platform and extend our presence into new geographies and industry verticals, we regularly evaluate organic investment, partnership, and acquisition opportunities. For example, we are making organic investments in our business to expand and enhance our satellite-based M2M communications network with the launch of our next-generation satellite constellation. Our acquisition strategy is focused on increasing the size of our addressable market by broadening our portfolio of solutions, increasing our worldwide sales and distribution reach, and continuing to strengthen our competitive positioning in key M2M market segments. In furtherance of such strategy, we have also completed six acquisitions over the last four years including, most recently, the acquisition of Euroscan Holding B.V. in March 2014, and announced the agreement to acquire SkyWave Mobile Communications Inc. as described below.

Acquisition of SkyWave

On November 6, 2014, we announced that we had reached a definitive agreement to purchase SkyWave Mobile Communications Inc. (“SkyWave”), a leading global provider of satellite-based M2M solutions (the “Acquisition”), for net consideration of $122.5 million after accounting for the contemporaneous agreement with Inmarsat Global Limited (“Inmarsat”), described below in “Agreement with Inmarsat.” We intend to use the net proceeds of this offering to finance a portion of the Acquisition. See “Use of Proceeds.”

Based in Ottawa, Canada, SkyWave provides end-to-end M2M solutions including devices, connectivity, and software applications to over 250,000 subscriber units in more than 75 countries worldwide. SkyWave has developed proprietary, patent-protected technology that enables advanced, satellite-based M2M solutions for customers with demanding anytime, anywhere communications requirements, including the next-generation IsatData Pro (“IDP”) service that utilizes Inmarsat’s satellites. Inmarsat is the leading provider of global mobile satellite communications services. SkyWave has a strong relationship with Inmarsat as a result of SkyWave’s suite of unique M2M offerings, including those utilizing the IDP technology.

Our acquisition of SkyWave will significantly strengthen our existing commercial partnership with Inmarsat, and, together with our existing service offerings, will give us the ability to offer the broadest portfolio of satellite-based M2M services available in the market today. Our acquisition of SkyWave will further our strategy of extending our presence into new geographies and industry verticals. By successfully leveraging SkyWave’s licensing arrangements and Inmarsat’s distribution partner relationships, we believe we will be able to offer IDP M2M solutions in attractive new geographies, including China and Russia. We should also be able to substantially increase our sales and distribution reach worldwide by accessing SkyWave’s network of more than 400 distribution partners called Solution Providers, or SPs, located in more than 75 countries, that is in large part complementary to our network of VARs and IVARs. We also expect to benefit from SkyWave’s deep domain expertise in key M2M industry verticals, including security, personal safety, transportation, maritime, energy and fixed asset monitoring/telemetry. SkyWave’s IDP service is well suited to users in these and other industries with high data payload requirements, allowing users to send over 37 times more data than competing, satellite-based M2M services.

Arrangement Agreement and Plan of Arrangement

On November 1, 2014, ORBCOMM, Soar Acquisition Inc., a wholly owned subsidiary of ORBCOMM (“ORBCOMM Sub”), SkyWave and Randy Taylor Professional Corporation (the “Shareholder Representative”) entered into an Arrangement Agreement (“Arrangement Agreement”) pursuant to which ORBCOMM Sub will acquire all of the outstanding shares in the capital of SkyWave by way of a Plan of Arrangement (the “Arrangement”) under the Business Corporations Act (Ontario). The aggregate purchase price to be paid by ORBCOMM under the Arrangement for 100% of SkyWave’s outstanding shares is $130 million, subject to certain adjustments (the “Purchase Price”). ORBCOMM will acquire SkyWave on a cash-free debt-free basis. $7.5 million of the Purchase Price will be paid to Inmarsat Canada Holdings Inc., a subsidiary of Inmarsat, in the form of a promissory note in exchange for a portion of its interest in SkyWave. The promissory note will provide an off-set for the $7.5 million to be paid by Inmarsat under the agreement with Inmarsat as described below in “Agreement with Inmarsat.” In connection with the Arrangement, ORBCOMM Sub and the Shareholder Representative will also enter into an Escrow Agreement with an escrow agent, pursuant to which $10.6 million will be held in escrow to cover certain SkyWave indemnity obligations.

We expect to fund the payment of the cash portion of the Purchase Price and expenses incurred in connection with the Acquisition through a combination of existing cash on our balance sheet, additional borrowings under our credit agreement with Macquarie CAF LLC and net proceeds from this offering. See “Summary—Recent Developments—Refinancing” for a more detailed discussion of the Macquarie credit agreement. Our obligations under the Arrangement Agreement are not subject to the availability of financing for payment of the Purchase Price.

The board of directors of SkyWave has unanimously recommended that SkyWave’s shareholders vote in favor of the Arrangement Agreement and the Arrangement as contemplated therein at a special meeting of shareholders to be held within 30 days of the date of the Arrangement Agreement for purposes of approving the Arrangement. Holders of over 90% of SkyWave’s outstanding shares have entered into a voting agreement, pursuant to which they have agreed to vote their shares in favor of the Arrangement. The Arrangement is expected to close on or about January 1, 2015.

The Arrangement Agreement also contains customary representations and warranties, which survive for 15 months following closing, customary interim covenants between signing and closing regarding the operation of the SkyWave business in the ordinary course, as well as non-solicitation covenants pursuant to which SkyWave is not permitted to solicit, encourage, initiate, or participate in any negotiations or discussions with any person, other than ORBCOMM Sub, relating to any offer or proposal (formal or informal, oral, written or otherwise) with respect to any possible business combination with SkyWave or any of its subsidiaries. Subject to certain limitations, the Arrangement Agreement may be terminated if the Acquisition is not completed by March 31, 2015.

The Arrangement Agreement may be terminated if (i) all the parties to the Arrangement Agreement consent in writing, (ii) by the Shareholder Representative or us if (A) the Acquisition is not completed by March 31, 2015, provided that the terminating party’s failure to fulfill any obligation under the Arrangement Agreement or any transaction document has not been the cause of, or resulted in, the failure to complete; (B) SkyWave’s shareholders fail to approve the Arrangement; (C) a final and non-appealable order preventing the completion of the Arrangement has been issued; or (D) either SkyWave or we, as the case may be, breaches any of their respective representations, warranties, covenants or agreements in any material respect or if any of our or SkyWave’s representations or warranties, as the case may be, becomes untrue in any material respect such that the applicable closing conditions would not be satisfied; or (iii) by us if (A) a final and non-appealable order which would prohibit ORBCOMM Sub’s ownership or operation of any portion of the business of SkyWave or any of its subsidiaries or compel ORBCOMM Sub or SkyWave to dispose of or hold separate any portion of the business of SkyWave or its subsidiaries or ORBCOMM Sub as a result of the Arrangement has been issued; or (B) there is, or it is reasonably likely that there will be, an event resulting in or is reasonably expected to result in a material adverse effect.

A copy of the Arrangement Agreement is filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on November 6, 2014 (the “Announcement Form 8-K”), which is incorporated into this prospectus supplement by reference. The Arrangement Agreement and the summary of its terms and provisions have been included in the Announcement Form 8-K to provide information regarding the terms and provisions of the Arrangement Agreement and the Arrangement.

Agreement with Inmarsat

In connection with the Acquisition and the entry into the Arrangement Agreement, ORBCOMM and Inmarsat have entered into an Asset Purchase and Cooperation Agreement with respect to Inmarsat’s services to SkyWave post-Acquisition as well as the purchase, upon consummation of the Acquisition, of certain assets of SkyWave by affiliates of Inmarsat (the “Inmarsat Agreement”), and which, upon consummation of the Acquisition, will replace or amend certain of ORBCOMM’s and SkyWave’s existing arrangements with Inmarsat. SkyWave will also become party to the Inmarsat Agreement upon the consummation of the Acquisition. Pursuant to the terms of the Inmarsat Agreement, the following transactions will occur upon consummation of the Acquisition:

•	SkyWave will transfer and assign to Inmarsat a one-half, undivided joint ownership interest in and to the IDP technology and the IDP baseband designs (collectively, the “IDP Rights”);

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SkyWave will transfer and assign to Inmarsat all of SkyWave’s right, title and interest in all earth station-related assets currently installed in Inmarsat’s earth stations (the “Earth Station Assets”);

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In consideration of the transfer and assignment of the IDP Rights and the Earth Station Assets, Inmarsat will pay to SkyWave $7.5 million on the closing date of the Acquisition as well as certain royalty amounts payable upon certain events in the first five years after the closing date;

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The term of the lease contract between SkyWave and Inmarsat relating to Inmarsat M2M satellite communications services other than IDP will be extended until the earlier of the end of global availability of Inmarsat’s third generation satellite constellation or the relevant services are withdrawn by Inmarsat;

•	The term of SkyWave’s IDP Distribution Agreement over Inmarsat’s I-4 satellite constellation will be extended to at least November 1, 2022, subject to certain exceptions; and

•	Inmarsat will offer SkyWave amended IDP airtime pricing and contract terms.

Unless otherwise agreed, the Inmarsat Agreement will terminate if the Acquisition has not been completed in accordance with the Arrangement Agreement by March 31, 2015 or the Arrangement Agreement has been amended between the effective date of the Inmarsat Agreement and the closing date in a manner adversely affecting Inmarsat without the prior written consent of Inmarsat.

Our Business Strengths and Competitive Advantages

We believe that our approach to M2M data communications and services is unique in our industry and will enable us to achieve significant growth. Our combination of global network services along with our state-of-the-art devices and robust web-based Software-as-a-Service applications provides what we believe is the M2M industry’s most comprehensive service offerings and positions ORBCOMM as a leader and innovator in the emerging M2M market.

Within the rapidly evolving M2M market, customers have widely divergent requirements for hardware, connectivity, middleware, and software that depend in part on industry segment, geography, and price requirements. Leveraging our expertise in the M2M sector and through our broad portfolio of devices, network services and applications, we can offer M2M components to address these needs, or in many cases we can provide customers with a single source, end-to-end solution. We believe that our flexibility in responding to unique customer requirements enhances our competitive positioning and maximizes the size of our addressable market.

Our key competitive advantages include:

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Unique range of M2M network connectivity solutions. We believe that no other M2M service provider offers users both cellular network connectivity and global, two-way satellite M2M data connectivity at costs comparable to ours. Through our own network of 31 LEO satellites and accompanying ground infrastructure, ORBCOMM provides worldwide coverage, including in the open ocean, allowing end-users to access our communications system in areas outside the coverage of terrestrial networks. Our unique, proven technology offers full two-way M2M data communication with minimal line-of-sight limitations and highly reliable performance. Our satellite system uses a single global technology standard and eliminates the need for multiple network agreements and versions of hardware and software. ORBCOMM collaborates with leading global cellular partners to provide connectivity service for devices in fixed locations or travelling exclusively within cellular coverage areas. Moreover, we offer dual-mode services combining the benefits of satellite and cellular technologies for optimal connectivity and least cost routing.

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Broad portfolio of reliable, low-cost M2M devices. ORBCOMM has a wide ranging product line of M2M asset tracking and monitoring devices ranging from application components to complete turn-key solutions operating on multiple satellites, cellular, and dual mode network options. Our comprehensive product portfolio includes products that were developed internally and products acquired through our acquisitions. These cost-effective products are key to accelerating our growth in vertical markets, including transportation, heavy equipment, energy, maritime, security and government, and they enable our customers to reduce time-to-market and development costs for deploying their M2M solutions. ORBCOMM’s leading-edge devices can be combined with powerful web-based software platforms for reporting and analytics, empowering asset owners by providing them with near-real-time location intelligence, notifications of asset status and location, and asset command and control capabilities.

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End-to-end M2M solutions for targeted industry verticals. We provide customers with complete, end-to-end solutions to proactively monitor, manage, and control a wide range of remote assets, such as refrigerated and dry trailers, containers, and railcars as well as heavy equipment, construction, and industrial support equipment. Our robust web-based software applications, coupled with our proprietary device and network solutions, allow customers to improve their business efficiency, increase asset utilization, and substantially reduce costs. ORBCOMM’s end-to-end solutions customers include C.R. England, Canadian National Railways, Carrier Transicold, Golden State Foods, Hapag-Lloyd, J.B. Hunt, KLLM, Maersk Line, Martin-Brower, Martin Transport, Prime Inc., Ryder, Swift, Target, Tropicana and Wal-Mart. SkyWave’s SP customers include Onixsat, Satlink and Sascar. We believe our deep M2M industry expertise and our broad portfolio of software, device, and network technologies will allow us to continue to expand our range of end-to-end M2M solutions in both new and existing industry verticals.

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Key distribution and OEM customer relationships. Our strategic relationships with key distributors and Original Equipment Manufacturers (“OEMs”) have enabled us to streamline our sales and distribution channels for network services and shift much of the risk and cost of developing and marketing applications to the OEMs, VARs and IVARs. We have established strategic relationships with major OEMs, such as Caterpillar Inc., Hitachi Construction Machinery Co., Ltd., Komatsu Ltd., Volvo Construction Equipment and Doosan Infracore America, as well as key VARs and IVARs, such as inthinc Technology Solutions Inc. and XRS Corporation, and SPs, such as Onixsat, Satlink and Sascar. We believe our relationships with these OEMs and distributors allow us to work closely with them at all stages of application development and to benefit from their industry-specific expertise. By fostering these relationships, we believe that once we have become so integrated into our customer’s planning, development, and implementation process, and their equipment, we anticipate it will be more difficult to displace us or our communication services. In addition, the assets which are tracked and monitored by these customers generally have long useful lives and the cost of replacing our communications equipment with an alternative service provider’s equipment could be prohibitive for a large number of assets.

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Comprehensive AIS service. We provide what we believe is the most comprehensive global Automatic Identification Service (“AIS”) data service, enabling government and commercial customers to track more than 130,000 AIS-equipped vessels worldwide, facilitating maritime surveillance and intelligence. AIS is a shipboard broadcast system that transmits a vessel’s identification and position to aid navigation and improve maritime safety. Terrestrial-based AIS receivers provide only limited visibility monitoring ships close to shore. Using our satellite-based AIS system, which will be equipped on each of our 17 ORBCOMM Generation 2 (“OG2”) satellites, customers have access to AIS data well beyond coastal regions in a cost effective and timely fashion. Once fully integrated into transportation management systems, AIS-based maritime intelligence solutions offer the added potential to track and monitor individual shipping containers throughout the intermodal transportation process from origination to destination as it is transported on truck, rail and ship.

We believe that the acquisition of SkyWave will further enhance our competitive positioning by:

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Enabling us to offer IDP M2M solutions in attractive new geographies. Based on third-party information regarding authorization of the Inmarsat satellites and Inmarsat country permissions, as well as our own review of other available information relating to key SkyWave market countries, we believe that the provision of IDP services is currently authorized, subject to any local compliance requirements, through SkyWave, Inmarsat, or their respective SPs and Distribution Partners, or DPs, in more than 175 countries worldwide, including in more than 50 countries where we currently do not offer our services. Certain jurisdictions have challenging or expensive licensing requirements and our acquisition of SkyWave should allow us to access such markets in a more timely and cost-effective manner. For example, to date, we have been unable to offer our services in China and Russia, which each represent a significant market opportunity for us, as they are important geographic markets in the heavy equipment, energy, and transportation arenas, among others. By successfully leveraging SkyWave’s licensing arrangements and Inmarsat’s distribution partner relationships, we believe we will be able to offer IDP M2M solutions in attractive new geographies, including China and Russia.

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Providing us with new solutions for serving satellite-based M2M markets that require very large message sizes. SkyWave has over 250,000 subscriber units worldwide and is widely regarded as a market leader in satellite-based M2M solutions requiring large message sizes. SkyWave’s proprietary flagship IDP service supports transmission reliability of greater than 99%, with message sizes of up to 6.4 kilobytes per second with approximately 15 seconds of latency. These capabilities are well suited for customers in industry verticals such as transportation fleet security, maritime security and energy applications.

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Augmenting our technology portfolio and engineering capabilities. SkyWave has a world-class engineering organization with more than 90 engineers, developers and technical resources. Following our acquisition of SkyWave, we believe that we will have one of the largest M2M-focused research and development organizations in the industry. We believe that the large size and scale of our development organization will allow us to rapidly introduce new products and services to address evolving customer requirements.

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Strengthening our global distribution network. SkyWave’s network of more than 400 SPs, located in more than 75 countries worldwide, provides a highly complementary footprint to our existing distribution base. We believe that we should be able to achieve a substantial expansion of our business through our acquisition of SkyWave and its IDP M2M products, services and market channels. We also believe that we should be able to accelerate our growth by offering the broad array of other ORBCOMM M2M products and services to SkyWave’s existing distribution partners. In addition, SkyWave’s distribution network will provide us with a deeper presence in certain geographic regions, such as South and Central America, the Middle East, and several Asia-Pacific region countries that should offer further attractive growth prospects for our combined business going forward.

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Providing added domain expertise in key M2M industry verticals. SkyWave has significant presence within important M2M vertical markets such as security, personal safety, transportation, maritime, energy, and fixed asset monitoring/telemetry. We expect to leverage SkyWave’s deep domain expertise in these verticals to expand our market share in these important M2M vertical markets.

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Enhancing our commercial partnership with Inmarsat. In November 2013, we announced a strategic alliance with Inmarsat to collaborate on joint development and distribution to address the needs of the rapidly growing satellite M2M market. SkyWave has a strong relationship with Inmarsat and SkyWave was the developer of the proprietary Inmarsat network-based IDP satellite M2M technology. We believe that our commercial partnership with Inmarsat will be enhanced through the Acquisition and the Inmarsat Agreement, resulting in an increase in joint Inmarsat-ORBCOMM development and distribution opportunities in the M2M sector.

Our Strategy

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Enter additional M2M vertical markets and expand our capabilities in existing markets. We intend to enter additional high-volume M2M vertical markets through a build, partner or buy approach. For example, we believe that our pending acquisition of SkyWave will further enhance our deep domain expertise in the security, personal safety, transportation, maritime, energy, and fixed asset monitoring/telemetry markets, which we believe will accelerate our growth strategy in these important M2M sectors. Additionally, the increased capacity and enhanced feature set afforded by our next-generation OG2 satellite network enhances our ability to serve other applications such as safety and security requirements. Within our existing targeted M2M vertical markets, we intend to develop new products, services and features to enhance our competitive position and accelerate growth.

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Introduce leading-edge M2M applications. We have multiple new hardware technologies in the design, testing and deployment phases, including several new products designed to operate with our planned OG2 satellite constellation, as well as end-to-end products targeting key segments such as the transportation industry. With the acquisition of SkyWave, we will add a range of new capabilities to our portfolio, particularly the IDP technology and supplier relationship with Inmarsat, thereby extending the breadth of our solutions offering. Our ongoing strategy of new product development is augmented by our network of over 100 resellers and SkyWave’s network of over 400 distributors who create innovative products and services based on our technologies and are experts in their vertical markets.

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Offer our customers the broadest range of connectivity options. We believe that we have among the widest ranges of connectivity options in the M2M industry including satellite-based communications from our own satellite system, Inmarsat and Globalstar, and cellular-based communications from major carriers including AT&T, Vodafone and Verizon. We regularly look to augment our services with complementary technologies, allowing our customers to utilize integrated solutions. For some applications, it is necessary to combine the strengths of multiple networks to offer the ideal solution and give the end user the desired return on investment. As a leader in M2M communications, ORBCOMM is focused on offering the best product for each individual application.

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Expand our global presence. We intend to expand the global availability of our M2M solutions thereby accelerating our growth opportunity and increasing our addressable market size. If we are successful in leveraging our acquisition of SkyWave, we expect to gain access to as many as 50 new geographic markets, including China and Russia. The acquisition of SkyWave should also significantly strengthen our presence in key regions such as South and Central America, the Middle East, and several Asia-Pacific region countries. Going forward, we plan to continue entering new geographic markets where we believe the market opportunity for our solutions is the greatest.

•

Further reduce subscriber communicator costs and improve functionality of communicators. We are working to further reduce the cost of our subscriber communicators and increase their performance by achieving further reductions in product size, improvements in power management, reliability and product capabilities. For example, we are currently developing powerful, low cost OG2-based communicators that we plan to introduce commercially in the very near future. Similarly, with the acquisition of SkyWave, we intend to embark on joint development projects with Inmarsat to further lower IDP communicator costs. Our ability to offer our customers less expensive, more capable subscriber communicators is important to our overall strategy and customer value proposition while supporting advances in our end-to-end hardware capabilities.

•

Leverage the enhanced capabilities of our OG2 satellite network. We have reduced the time interval in delivering messages and data, or network latency, in most regions of the world following the placement in service of our first six next-generation OG2 satellites in September 2014. We believe this will improve the quality and coverage of our system and enable us to increase our customer base. Following the next launch of 11 satellites that will constitute our full OG2 constellation, and development of OG2-specific communicators, we will also be able to further reduce network latency and increase our data rate and message size capabilities, which should further enhance our competitive positioning.

•

Expand AIS services. We intend to continue working with system integrators and maritime information service providers to develop AIS-based value added services and to facilitate the sales and distribution of AIS data. Our AIS capabilities will be significantly enhanced as we launch and place into service our OG2 satellites, which each have onboard AIS data collection capabilities.

Recent Developments

Preliminary Estimated Third Quarter 2014 Results

For the third quarter of 2014, we expect to report Service Revenues of $15.2 million, as compared to $13.7 million for the third quarter of 2013, Product Sales of $7.9 million, as compared to $5.9 million for the third quarter of 2013, and Adjusted EBITDA of $3.7 million, as compared to $4.3 million for the third quarter of 2013. Management has prepared the estimates for the quarter ended September 30, 2014 presented above in good faith based upon the most recent information available to management from our internal reporting procedures as of the date of this prospectus supplement. These estimated results are preliminary, unaudited, subject to further completion, reflect our current good faith estimates, are subject to additional financial closing procedures and may be revised as a result of management’s further review of our results, and any adjustments that may result from the completion of the review of our condensed consolidated financial statements. We have not completed our normal quarterly closing procedures as of and for the third quarter ended September 30, 2014, and there can be no assurance that our final results for this quarterly period will not differ from these estimates. Any such changes could be material. During the course of the preparation of our condensed consolidated financial statements and related notes as of and for the quarter ended September 30, 2014, we may identify items that would require us to make material adjustments to the preliminary financial information presented above. We assume no duty to update these preliminary estimates except as required by law.

Our condensed consolidated financial statements and related notes as of and for the quarter ended September 30, 2014 are not expected to be filed with the SEC until after this offering has been priced. Our actual results may differ materially from the third quarter 2014 estimates presented above. Accordingly, you should not place undue reliance on these preliminary estimates. These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. In addition, these preliminary estimates as of and for the quarter ended September 30, 2014 are not necessarily indicative of the results to be achieved for any future period.

The following table reconciles our Net Income (Loss) attributable to ORBCOMM Inc. to Adjusted EBITDA for the periods shown:

(in millions)	Three Months Ended September 30, 2014		Three Months Ended September 30, 2013
Estimated
Net Income (Loss) attributable to ORBCOMM Inc.	$(0.1)	Net Income (Loss) attributable to ORBCOMM Inc.	$1.0
Provision for income taxes	0.1	Provision for income taxes	0.2
Depreciation and amortization	2.5	Depreciation and amortization	1.6
Stock-based compensation	0.9	Stock-based compensation	0.7
Acquisition-related costs	0.2	Acquisition-related costs	0.8
In-orbit Insurance	0.1	In-orbit Insurance	—

Adjusted EBITDA	$3.7	Adjusted EBITDA	$4.3

EBITDA is defined as earnings attributable to us before interest income (expense), provision for income taxes and depreciation and amortization. We believe EBITDA is useful to our management and investors in evaluating operating performance because it is one of the primary measures used by us to evaluate the economic productivity of our operations, including our ability to obtain and maintain our customers, our ability to operate our business effectively, the efficiency of our employees and the profitability associated with their performance. It also helps our management and investors to meaningfully evaluate and compare the results of our operations from period to period on a consistent basis by removing the impact of our financing transactions and the depreciation and amortization impact of capital investments from our operating results. In addition, our management uses EBITDA in presentations to our board of directors to enable it to have the same measurement of operating performance used by management and for planning purposes, including the preparation of our annual operating budget. We also believe that EBITDA, adjusted for stock-based compensation expense, non-controlling interests, impairment loss, non-capitalized satellite launch and in-orbit insurance, insurance recovery, and acquisition- and integration-related costs (“Adjusted EBITDA”) is useful to investors to evaluate our core operating results and financial performance and our capacity to fund capital expenditures, because it excludes items that are significant non-cash or non-recurring expenses reflected in the condensed consolidated statements of operations. EBITDA and Adjusted EBITDA are not performance measures calculated in accordance with U.S. GAAP. While we consider EBITDA and Adjusted EBITDA to be important measures of operating performance, they should be considered in addition to, and not as a substitute for, or superior to, net income (loss) or other measures of financial performance prepared in accordance with U.S. GAAP and may be different than EBITDA and Adjusted EBITDA measures presented by other companies.

Recent Customer Activity

During the third quarter ended September 30, 2014, we experienced significant customer order activity including new orders from Doosan, Hub and a large national retailer. Doosan ordered its first installment to enable it to begin factory installation of the ORBCOMM heavy equipment solution. Prior to Doosan’s decision to begin factory installation, the ORBCOMM solution was a Doosan dealer option.

We also recently announced that ORBCOMM has been selected to deliver 16,000 dual-mode tracking and monitoring solutions across a mixed fleet of dry and refrigerated trailers for one of the nation’s largest retailers. ORBCOMM expects to ship the majority of the order in the fourth quarter of 2014.

Refinancing

Execution of the Credit Agreement with Macquarie CAF LLC

On September 30, 2014, we signed a Credit Agreement (the “Credit Agreement”) with Macquarie CAF LLC (“Macquarie”) with the initial funding occurring on October 10, 2014. The Credit Agreement provides for up to $160 million in loans as follows (the “Facilities”):

•

Initial Term Loan Facility: Term loan facility in an aggregate principal amount of up to $70 million—we drew down the full $70 million on October 10, 2014 and used the proceeds to repay in full our 9.50% Senior Secured Notes Due 2018 (the “Notes”), with the remainder to be used for general corporate purposes;

•	Revolving Facility: Revolving credit facility in an aggregate principal amount of up to $10 million for general corporate purposes—we drew down the full $10 million on October 10, 2014;

•	Initial Acquisition Facility: Term loan facility in an aggregate principal amount of up to $10 million, the proceeds of which, if drawn, may be used to finance an additional potential acquisition; and

•

Additional Acquisition Facility: Term loan facility in an aggregate principal amount of up to $70 million, the proceeds of which will be used to finance a part of the Purchase Price for the Acquisition.

Each of the Facilities matures on October 10, 2019.

At our election, the Facilities will bear interest at a base rate or LIBOR, plus an applicable margin that is 375 basis points in the case of base rate loans and 475 basis points in the case of LIBOR loans; provided that LIBOR shall be deemed to be not less than 1.0% per annum.

The Facilities are secured by a first priority security interest in substantially all of our and our subsidiaries’ assets under a Security Agreement among us, our subsidiaries and Macquarie. Interest accrued under the Credit Agreement will be payable by us based on the type of loan and interest period we selected. The Facilities have no scheduled principal amortization until the maturity date. Subject to the terms set forth in the Credit Agreement, we may prepay the Facilities at any time prior to the maturity date.

The Credit Agreement contains customary representations and warranties, conditions to funding, covenants and events of default. The covenants set forth in the Credit Agreement include, among other things, prohibitions on us and our subsidiaries against incurring certain indebtedness and investments (other than permitted acquisitions and other exceptions as specified therein), providing certain guarantees and incurring certain liens. In addition, the Credit Agreement provides for certain events of default, the occurrence of which could result in the acceleration of our obligations under the Credit Agreement.

Repayment of the AIG Loan

On October 10, 2014, we prepaid the Notes and terminated all of our outstanding obligations under the Senior Secured Note Agreement with AIG Asset Management (U.S.), LLC entered into on January 4, 2013 (the “AIG Loan”). The prepayment amount included the outstanding principal amount of $45 million of the Notes, plus accrued and unpaid interest of $118,750, together with a prepayment premium of $1.8 million. The prepayment was made using a portion of the proceeds of the borrowing under our Initial Term Loan Facility under the Credit Agreement. The entry into and the borrowings under the Credit Agreement and the repayment of the AIG Loan are hereinafter referred to as the “Refinancing.”

The summary of the terms and provisions of the Credit Agreement and the Refinancing included in our Current Reports on Form 8-K filed with the SEC on October 6, 2014 and October 16, 2014 are incorporated into this prospectus supplement by reference.

First Six OG2 Satellites in Service

On July 14, 2014, we successfully launched six of our next generation OG2 satellites into the proper insertion orbit aboard a Space Exploration Technologies Corp. (SpaceX) Falcon 9 launch vehicle. ORBCOMM and the satellite prime contractor have completed the in-orbit testing to verify that all the subsystems are functioning properly. As of September 15, 2014, the OG2 satellites have been providing full commercial M2M messaging and AIS services.

Corporate Information

Our principal executive offices are located at 395 W. Passaic Street, Rochelle Park, New Jersey 07662, and our telephone number is (703) 433-6300. Our website is www.orbcomm.com and information contained on our website is not included as a part of, or incorporated by reference into, this prospectus supplement.

Summary Historical and Pro Forma Financial Information

ORBCOMM

The summary consolidated financial information of ORBCOMM set forth below for the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012 have been derived from our consolidated financial statements, which have been audited by KPMG LLP, an independent registered public accounting firm, and are incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary consolidated financial information of ORBCOMM set forth below as of and for the six months ended June 30, 2014 and 2013 have been derived from our unaudited condensed consolidated financial statements and are incorporated by reference in this prospectus supplement and the accompanying prospectus. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Historical results are not necessarily indicative of the results to be expected in the future. You should read the information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2013, and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and our consolidated financial statements and related notes that are incorporated by reference in this prospectus supplement.

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(unaudited in thousands, except per share data)		(in thousands, except per share data)
Statement of Operations Data:
Service revenues	$29,328	$27,407	$55,957	$49,026	$37,513
Product sales	$14,320	$7,872	$18,255	$15,472	$8,793
Total Revenue	$43,648	$35,279	$74,212	$64,498	$46,306
Total Costs and Expenses	$42,069	$32,321	$68,511	$55,400	$45,321
Income (Loss) from Operations	$1,579	$2,958	$5,701	$9,098	$985
Income (Loss) from Continuing Operations Before Income Taxes	$1,640	$3,277	$6,054	$10,293	$771
Income (Loss) from Continuing Operations	$1,040	$2,928	$4,759	$8,903	$(56)
Net Income (Loss)	$1,040	$2,928	$4,759	$8,903	$(56)
Net Income (Loss) Attributable to ORBCOMM Inc.	$972	$2,794	$4,599	$8,742	$(18)
Net Income (Loss) Attributable to ORBCOMM Inc. Common Stockholders	$953	$2,763	$4,540	$8,673	$(45)

Per Share Information—Basic:
Net Income (Loss) Attributable to ORBCOMM Inc. Common Stockholders	$0.02	$0.06	$0.10	$0.19	$(0.00)
Weighted Average Common Shares Outstanding	54,212	47,068	47,420	46,635	44,579

Per Share Information—Diluted:
Net Income (Loss) Attributable to ORBCOMM Inc. Common Stockholders	$0.02	$0.06	$0.09	$0.18	$(0.00)
Weighted Average Common Shares Outstanding	55,976	48,309	48,770	47,514	44,579

	At June 30,		At December 31,
	2014	2013	2013	2012	2011
	(unaudited in thousands)		(in thousands)
Balance Sheet Data:
Total Assets	$320,372	$254,557	$261,474	$206,766	$197,169
Note Payable, net of current portion	$45,000	$45,000	$45,000	$3,398	$3,376
Note Payable—Related Party	$1,560	$1,480	$1,571	$1,503	$1,480
Total Equity	$234,763	$188,091	$192,948	$182,388	$170,577

SkyWave

The summary consolidated financial information of SkyWave set forth below for the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012 have been derived from SkyWave’s consolidated financial statements, which have been audited by Deloitte LLP, independent auditors, and are incorporated by reference in this prospectus supplement and the accompanying prospectus from the Announcement Form 8-K. The summary consolidated financial information of SkyWave set forth below for the six months ended June 30, 2014 and 2013 and as of June 30, 2014 have been derived from SkyWave’s unaudited condensed consolidated financial statements and are incorporated by reference in this prospectus supplement and the accompanying prospectus. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Historical results are not necessarily indicative of the results to be expected in the future. You should read the information below in conjunction with SkyWave’s consolidated financial statements and related notes contained in our Announcement Form 8-K that is incorporated by reference in this prospectus supplement.

SkyWave is a privately held Canadian company and its financial statements are prepared in U.S. dollars and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), which differs in certain respects from U.S. GAAP. The historical SkyWave financial information below has not been reconciled to U.S. GAAP.

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(unaudited in thousands)		(in thousands)
Statement of Income and Total Comprehensive Income Data:
Revenue	$30,540	$26,639	$57,964	$53,719	$45,650
Cost of Sales	$15,968	$14,483	$31,123	$29,812	$24,434
Total Expenses	$10,951	$11,561	$21,755	$22,713	$21,331
Earnings (Loss) Before Other Income	$3,621	$594	$5,085	$1,193	$(115)
Net Income Before Taxes	$3,497	$805	$5,492	$1,919	$1,685
Income and Total Comprehensive Income	$2,957	$996	$4,966	$7,931	$1,685

	At June 30,	At December 31,
	2014	2013	2012
	(unaudited in thousands)	(in thousands)
Statement of Financial Position Data:
Total Assets	$73,849	$74,174	$70,039
Loan Payable, non-current	$2,064	$2,293	$2,574
Total Shareholders’ Equity	$61,300	$58,151	$52,754

Unaudited Pro Forma Financial Information

The following unaudited pro forma condensed combined financial information gives effect to the Acquisition as of the dates and for the periods indicated. The unaudited pro forma condensed combined balance sheet information is presented as if the Acquisition, the borrowing of $70 million under the Credit Facility, this offering and the Inmarsat Agreement had occurred on June 30, 2014. The unaudited pro forma condensed combined statement of operations information is presented as if the Acquisition, the borrowing of $70 million under the Credit Facility, this offering and the Inmarsat Agreement had occurred on January 1, 2013.

The unaudited pro forma condensed combined financial information set forth below has been prepared by (i) aggregating (a) our historical consolidated financial data and (b) the historical financial data for SkyWave, presented in accordance with IFRS, as issued by the IASB, (ii) adjusting certain SkyWave financial information to provide a consistent presentation with ORBCOMM’s financial statements and U.S. GAAP and (iii) making certain pro forma adjustments thereto. The pro forma adjustments used in the preparation of the unaudited pro forma condensed combined financial information are based upon available information and assumptions that we believe are reasonable; however, we can provide no assurance that the assumptions are correct.

While we intend to have a third-party appraisal of the assets acquired and liabilities assumed, this appraisal has not yet begun. This financial information is very preliminary in nature, and is provided herein solely for the purposes of the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined statements of operations do not include costs that we expect to incur in connection with the Acquisition or any cost savings or other synergies that may result from the combination of the operations of ORBCOMM and SkyWave (or the costs necessary to achieve those cost savings and other synergies).

The unaudited pro forma condensed combined financial information has been provided for comparative purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that ORBCOMM would have reported had the Acquisition, the borrowing of $70 million under the Credit Facility, this offering and the Inmarsat Agreement occurred on the dates set forth above and should not be taken as a representation of ORBCOMM’s future consolidated results of operations or financial position.

Pursuant to the requirements of Article 11 of Regulation S-X, the historical financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the acquisitions, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results of the businesses.

SkyWave’s financial statements were prepared in U.S. dollars and in accordance with IFRS, as issued by the IASB, which differs in certain respects from U.S. GAAP. Certain reclassifications and adjustments have also been made to SkyWave’s historical financial information presented herein to conform to ORBCOMM’s historical presentation and to conform SkyWave’s historical IFRS financial statements to U.S. GAAP for the purposes of the pro forma presentation.

The unaudited pro forma condensed combined financial information should be read in conjunction with the:

•

Audited consolidated financial statements and notes thereto of ORBCOMM as of December 31, 2013 and for the year ended December 31, 2013, included in ORBCOMM’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on March 17, 2014;

•

Unaudited condensed consolidated financial statements and notes thereto of ORBCOMM as of June 30, 2014 and for the quarter ended June 30, 2014, included in ORBCOMM’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 filed with the SEC on August 8, 2014;

•

Audited consolidated financial statements and notes thereto of SkyWave as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 and unaudited interim condensed consolidated financial statements and notes thereto of SkyWave as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 included in Exhibits 99.4 and 99.5, respectively, to our Announcement Form 8-K; and

•	Unaudited pro forma condensed combined financial statements and related notes included in Exhibit 99.6 to our Announcement Form 8-K, which are incorporated herein.

Unaudited Pro Forma Condensed Combined Balance Sheet

as of June 30, 2014

($ in thousands)	ORBCOMM As Reported	SkyWave As Reported(*)	SkyWave Adjustments	Pro Forma Adjustments	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$48,677	$41,603		$(32,478)	$57,802
Accounts receivable, net	18,719	10,012		(348)	28,383
Investment tax credits receivable	—	1,115	(1,115)		—
Inventories	7,637	1,585			9,222
Prepaid expenses and other current assets	2,930	150	1,115	385	4,417
				(163)
Deferred tax assets	623	—	622		1,245

Total current assets	78,586	54,465	622	(32,604)	101,069

Satellite network and other equipment, net	167,632	—	11,241	(7,500)	171,373
Property and equipment	—	4,378	(4,378)		—
Goodwill	40,149	820		70,152	111,121
Intangible assets, net	27,785	8,200	(6,863)	50,663	79,785
Restricted cash	2,195	—			2,195
Long-term receivable	—	264	(264)		—
Other assets	2,771	775	264	1,540	5,350
Deferred tax assets	—	4,949	(622)		4,327
Deferred income taxes	1,254	—			1,254

Total assets	$320,372	$73,851	$—	$82,251	$476,474

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$7,426	$—	$2,944	$(348)	$10,022
Accrued expenses	12,538	—	4,818		17,356
Accounts payable and accrued liabilities	—	6,607	(6,607)		—
Provisions	—	603	(603)		—
Current portion of deferred revenue	3,668	256		(163)	3,761
Airtime credits payable	—	552	(552)		0
Current portion loan payable	—	260		(260)	0

Total current liabilities	23,632	8,278	—	(771)	31,139

Note payable - related party	1,560	—			1,560
Warrants	—	944	(944)		—
Airtime credits payable	—	26	(26)		—
Deferred leasing costs	—	1,239	(1,239)		—
Note payable	45,000	2,064		67,936	115,000
Deferred revenue, net of current portion	2,417	—		—	2,417
Deferred tax liabilities	7,293	—		13,780	21,073
Other liabilities	5,707	—	2,209	(944)	6,972

Total liabilities	85,609	12,551	—	80,001	178,161

Commitments and contingencies
Equity:
ORBCOMM Inc. stockholders’ equity
Preferred Stock Series A	940	—			940
Common stock	55	82,794		(82,781)	68
Additional paid-in capital	296,282	3,536		64,001	363,819
Accumulated other comprehensive income	170	—			170
Accumulated deficit	(62,463)	(25,030)		21,030	(66,463)
Less treasury stock, at cost	(96)	—			(96)

Total ORBCOMM, Inc. stockholders’ equity	234,888	61,300	—	2,250	298,438
Noncontrolling interest	(125)	—			(125)

Total equity	234,763	61,300	—	2,250	298,313

Total liabilities and equity	$320,372	$73,851	$—	$82,251	$476,474

(*) In accordance with IFRS, as issued by the IASB.

Unaudited Pro Forma Condensed Combined Statement of Operations

for the Year Ended December 31, 2013

($ in thousands)	ORBCOMM(*)	SkyWave As Reported(**)	SkyWave Adjustments	Pro Forma Adjustments	Pro Forma Combined

Revenues:
Service revenues	$55,957	$—	$31,015	$(1,313)	$85,659
Product sales	18,255	—	26,949	(240)	44,964
Revenues	—	57,964	(57,964)		—

Total revenues	74,212	57,964	—	(1,553)	130,623

Cost of revenues, exclusive of depreciation and amortization shown below:
Cost of services	19,806	—	13,419	(1,313)	31,645
				(267)
Cost of product sales	13,736	—	19,755	(240)	33,251
Cost of sales	—	31,123	(31,123)		—

Gross profit	40,670	26,841	(2,051)	267	65,727

Operating expenses:
Selling, general and administrative	24,551	—	13,135		37,686
General and administrative		2,276	(2,276)		—
Sales and marketing		10,780	(10,780)		—
Product development	2,759	—	2,810	1,200	6,769
Depreciation and amortization	6,001	—	3,272	2,761	12,034
Acquisition-related costs	1,658	—			1,658
Engineering, research and development	—	8,699	(8,699)		—

Income from operations	5,701	5,086	487	(3,694)	7,580

Other income (expense):
Interest income	38	573			611
Other income (expense)	373	15	(273)		115
Interest expense	(58)	(396)		(4,255)	(4,709)
Adjustment to airtime credits payable	—	172	(172)		—
Adjustment to fair value of warrants	—	42	(42)		—

Total other income (expense)	353	406	(487)	(4,255)	(3,983)

Income before income taxes	6,054	5,492	—	(7,949)	3,597
Income taxes	1,295	526		(1,540)	281

Net income	4,759	4,966	—	(6,409)	3,316
Less: Net income attributable to the noncontrolling interests	160	—			160

Net income attributable to parent company	$4,599	$4,966	$—	$(6,409)	$3,156

Net income attributable to parent company common stockholders	$4,540	$4,966	$—	$(6,409)	$3,097

Per share information-basic:
Net income attributable to parent company common stockholders	$0.10				$0.05

Per share information-diluted:
Net income attributable to parent company common stockholders	$0.09				$0.05

Weighted average common shares outstanding:
Basic	47,420				60,125

Diluted	48,770				61,475

(*) ORBCOMM has made certain reclassifications to prior period information to conform to the current period presentation, including (i) the reclassification of depreciation and amortization from cost of services, cost of product sales, product development and selling, general and administrative (“SG&A”) expenses into its own caption in the condensed consolidated statements of operations and (ii) the inclusion of a gross profit subtotal caption on the condensed consolidated statements of operations. These reclassifications had no effect on previously reported net income. For consistent presentation in the unaudited pro forma condensed combined statement of operations, the consolidated statement of operations for the year ended December 31, 2013 has been adjusted to reflect these reclassifications.

(**) In accordance with IFRS, as issued by the IASB.

Unaudited Pro Forma Condensed Combined Statement of Operations

for the Six Months Ended June 30, 2014

($ in thousands)	ORBCOMM As Reported	SkyWave As Reported(*)	SkyWave Adjustments	Pro Forma Adjustments	Pro Forma Combined
Revenues:
Service revenues	$29,328	$—	$16,906	$(631)	$45,603
Product sales	14,320	—	13,634		27,954
Revenues	—	30,540	(30,540)		—

Total revenues	43,648	30,540	—	(631)	73,557

Cost of revenues, exclusive of depreciation and amortization shown below:
Cost of services	9,700	—	7,433	(631)	16,209
				(293)
Cost of product sales	10,574	—	9,625		20,199
Cost of sales	—	15,968	(15,968)

Gross profit	23,374	14,572	(1,090)	293	37,149

Operating expenses:
Selling, general and administrative	15,120	—	6,538	(79)	21,579
General and administrative		1,092	(1,092)
Sales and marketing		5,233	(5,233)
Product development	1,320	—	1,886	324	3,530
Depreciation and amortization	3,989	—	1,521	1,338	6,848
Acquisition-related costs	1,366	—			1,366
Engineering, research and development	—	4,626	(4,626)		—

Income from operations	1,579	3,621	(84)	(1,290)	3,826

Other income (expense):
Interest income	18	172			190
Other income (expense)	45	48	(122)		(29)
Interest expense	(2)	(137)		(2,068)	(2,207)
Adjustment to airtime credits payable	—	61	(61)		—
Adjustment to fair value of warrants	—	(267)	267		—

Total other income (expense)	61	(123)	84	(2,068)	(2,046)

Income before income taxes	1,640	3,498	—	(3,358)	1,780
Income taxes	600	540		(423)	717

Net income	1,040	2,958	—	(2,935)	1,063
Less: Net income attributable to the noncontrolling interests	68	—			68

Net income attributable to parent company	$972	$2,958	$—	$(2,935)	$995

Net income attributable to parent company common stockholders	$953	$2,958	$—	$(2,935)	$976

Per share information-basic:
Net income attributable to parent company common stockholders	$0.02				$0.01

Per share information-diluted:
Net income attributable to parent company common stockholders	$0.02				$0.01

Weighted average common shares outstanding:
Basic	54,212				66,917

Diluted	55,976				68,681

(*)	In accordance with IFRS, as issued by the IASB.

The Offering

The following summary contains basic information about this offering. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus supplement.

Issuer	ORBCOMM Inc.

Common stock offered	12,857,143 shares

Option to purchase additional shares of common stock	We have granted the underwriters an option exercisable for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 1,928,571 shares of common stock at the public offering price, less the underwriting discount, to cover the exercise of the underwriters’ option.

Common stock outstanding after this offering(1)	68,124,090 shares (or 70,052,661 shares if the underwriters’ option is exercised in full)

NASDAQ symbol	“ORBC”

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $68 million after payment of underwriting discounts, commissions and our estimated offering expenses.

We intend to use the net proceeds from this offering primarily to fund the payment of the purchase price of and certain expenses associated with the Acquisition. The consummation of this offering is not conditioned on the closing of the Acquisition and we cannot assure you that the Acquisition will be completed. If we do not consummate the Acquisition, we intend to use the net proceeds from this offering for future acquisitions as part of our strategy to pursue growth opportunities and/or for general corporate purposes, which may include, among other things, investments in our next-generation end-to-end solutions and products, debt repayment, working capital and capital expenditures. We may temporarily invest the net proceeds before use. See “Use of Proceeds.”

Material United States federal income tax consequences to non-U.S. holders	For a discussion of the material United States federal income tax consequences to non-U.S. holders of the acquisition, holding and disposition of shares of our common stock, see “Material United States Federal Income Tax Consequences to Non-U.S. Holders.”

Risk factors	See “Risk Factors” and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of certain factors you should carefully consider before deciding to invest in shares of our common stock.

(1)	The number of shares outstanding after this offering is based on 55,266,947 shares of common stock outstanding as of October 31, 2014. The number of shares of common stock to be outstanding after this offering excludes the following as of September 30, 2014: (i) 50,000 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $4.88 per share, (ii) 275,730 shares of common stock issuable upon vesting of outstanding restricted stock units, (iii) 924,600 shares of common stock issuable upon the exercise of outstanding stock appreciation rights with a weighted average exercise price of $4.51 per share, (iv) 3,371,115 shares of common stock available for future stock award grants, (v) 148,524 shares of common stock issuable upon conversion of 89,144 outstanding shares of our Series A convertible preferred stock, and (vi) up to 654,568 shares of common stock potentially issuable as earn-out payments in connection with our past acquisitions if we elect to satisfy the earn-outs in shares of common stock, based on our current stock price.

RISK FACTORS

Investing in our common stock offered pursuant to this prospectus supplement involves risk. Before you invest in our common stock you should carefully consider the following risk factors, as well as the other information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and carefully read the risks described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including those set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2013 before investing in our common stock. Any of these risks could cause our actual results to vary materially from recent results or from anticipated future results or could materially and adversely affect our business, financial condition and results of operations. This effect could be compounded if multiple risks were to occur. The occurrence of any of these risks might cause you to lose all or part of your investment. Please also refer to the section above entitled “Cautionary Statement” regarding forward-looking statements included or incorporated herein by reference.

Risks Related to the Acquisition

We may not be able to complete the Acquisition, and this offering of our common stock is not conditioned upon the consummation of the Acquisition.

Our ability to complete the Acquisition is subject to various closing conditions, including receipt of required Federal Communications Commission and Industry Canada approvals, which may not be satisfied or may take longer than expected. This offering of our common stock is not conditioned upon the consummation of the Acquisition. Accordingly, by purchasing the common stock, you are investing in us on a stand-alone basis, and there is no assurance that we will in fact acquire or own SkyWave. Although some of the information included in this prospectus supplement generally assumes the consummation of the Acquisition, we cannot assure you that the Acquisition will occur on the terms currently contemplated or at all.

If we fail to close the Acquisition, depending on certain circumstances, we could be subject to litigation relating to the failure of the transaction to be completed, including claims for damages. If the Acquisition is not completed, the price of our common stock could decline.

We may not realize any or all of the anticipated benefits of the Acquisition and the Acquisition may adversely impact our existing operations.

We may not be able to achieve the anticipated benefits of the Acquisition even if we complete it and our estimation of anticipated benefits of the Acquisition may be incorrect. Upon completion of the Acquisition, we will need to integrate SkyWave with our existing operations. We may not be able to accomplish the integration of SkyWave smoothly, successfully or within the anticipated costs or timeframe. In general, we cannot assure you that we will be able to timely achieve the anticipated incremental revenues, cost savings, operational synergies and other expected benefits of the Acquisition.

The diversion of our management’s attention from our current operations to integration efforts and any difficulties encountered in combining operations could prevent us from realizing the full benefits anticipated to result from the Acquisition and could adversely affect our business and the price of our common stock. The integration process may be complex, costly and time-consuming. The difficulties of integrating SkyWave with our business include, among others:

•	failure to implement our business plan for the combined business;

•	unanticipated issues in integrating engineering resources, product lines, and logistics, information, communications and other systems;

•	unanticipated changes in applicable laws and regulations;

•	operating risks inherent to our industry;

•	the impact of the Acquisition on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002; and

•	unanticipated issues, expenses and liabilities.

The market price of our common stock may decline if our assumptions regarding the anticipated benefits of the Acquisition are not accurate or we do not achieve the anticipated benefits of the Acquisition as rapidly or to the extent anticipated by financial or industry analysts or at all or if the effect of the Acquisition on our financial results is not consistent with the expectations of financial or industry analysts.

We will incur substantial indebtedness in order to finance the Acquisition, which could adversely affect our business, limit our ability to plan for or respond to changes in our business and reduce our profitability.

In order to finance the Acquisition, we expect to incur additional borrowings of approximately $70 million under our Credit Agreement. This is in addition to our outstanding indebtedness, which, as of June 30, 2014, was approximately $46.6 million. Since that date, we have entered into the Credit Agreement with Macquarie that provides for borrowings of up to $160 million through multiple term and revolving facilities. On October 10, 2014, we drew down on a term loan facility and a revolving loan facility under the Credit Agreement in the total amount of $80 million, the proceeds of which have been used to prepay all of our obligations under the AIG Loan and for general corporate purposes. See “Summary—Recent Developments—Refinancing” for a more detailed discussion on our Refinancing. As of June 30, 2014, on a pro forma basis after giving effect to the Refinancing, the Acquisition and related financing transactions, our outstanding debt would have been approximately $151.6 million.

We expect to use cash flow generated from our future operations to make payments on our debt obligations and to fund planned capital expenditures. Our future ability to satisfy these obligations and make these expenditures is subject, to some extent, to financial, market, competitive, legislative, regulatory and other factors that are beyond our control. Our substantial debt obligations could have negative consequences to our business, which could impede, restrict or delay the implementation of our business strategy or prevent us from entering into transactions that would otherwise benefit our business. For example:

•

we may be required to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes, including business development efforts, capital expenditures or strategic acquisitions;

•

we may not be able to generate sufficient cash flow to meet our substantial debt service obligations or to fund our other liquidity needs. If we cannot service our indebtedness, we may have to take actions such as selling assets or raising additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and joint ventures or restructuring our debt;

•	we may not be able to obtain additional financing on commercially reasonable terms or at all to fund future working capital, capital investments and other business activities;

•	we may become more vulnerable in the event of a downturn in our business; and

•

our flexibility in planning for, or reacting to, changes in our business and industry may be limited, thereby placing us at a competitive disadvantage compared to our competitors that have less indebtedness.

We will incur significant liabilities and costs as a result of or in connection with the Acquisition.

Upon consummation of the Acquisition, we will be responsible for all liabilities and obligations that arise in connection with the operation of SkyWave whether before or after the consummation of the Acquisition except as described in the acquisition agreement or plan of arrangement. These liabilities and obligations include those related to outstanding litigation, indemnities and other obligations under the agreements entered into with Inmarsat as amended by the Inmarsat Agreement and other contractual and contingent liabilities. In some cases, it is difficult for us to estimate or quantify the amount of such liabilities and obligations.

In addition, we will incur significant costs in connection with the Acquisition. The substantial majority of these costs will be non-recurring transaction expenses and costs. These non-recurring costs and expenses are not reflected in the unaudited pro forma financial information included or incorporated by reference in this prospectus supplement. Significant costs will be incurred whether or not the Acquisition is consummated. Furthermore, substantial time and resources have been and may continue to be devoted to the Acquisition and related matters, which could otherwise have been devoted to other opportunities that may have been beneficial to us.

The unaudited pro forma financial information included or incorporated by reference herein is preliminary and may not be representative of our combined results after the Acquisition.

Our business and SkyWave’s business have been and will be operated separately prior to the completion of Acquisition. We have no prior history operating our business and SkyWave’s business on a combined basis. The unaudited pro forma financial information contained herein and incorporated by reference herein is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have occurred had the Acquisition been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The unaudited pro forma financial information reflects adjustments, which are based upon assumptions and preliminary estimates that we believe to be reasonable, but we can provide no assurance that any or all of such assumptions or estimates are correct.

The purchase price allocation for the Acquisition included in the unaudited pro forma financial information is preliminary. For purposes of the unaudited pro forma financial information, we have made a preliminary allocation of the estimated purchase price paid as compared to the net assets expected to be acquired in the Acquisition. When the actual calculation and allocation of the purchase price to net assets acquired is performed, it will be based on the net assets acquired at the closing date of the Acquisition and other information at that date to support the allocation of the fair value of the assets and liabilities associated with SkyWave.

Risks Related to the Offering

Fluctuations in the price of our common stock, including as a result of actual or anticipated sales of shares by stockholders or our failure to consummate the Acquisition, may make our common stock more difficult to resell.

The market price and trading volume of our common stock have been and may continue to be subject to significant fluctuations due not only to general stock market conditions but also to a change in sentiment in the market regarding the industries in which we operate, our operations, business prospects or liquidity or this offering. During the period from January 1, 2012 to November 6, 2014, our common stock has fluctuated from a high of $8.21 per share to a low of $2.72 per share. In addition to the risk factors discussed in our periodic reports, in the accompanying prospectus and elsewhere in this prospectus supplement, the price and volume volatility of our common stock may be affected by actual or anticipated sales of common stock by existing stockholders, including of shares purchased in this offering, whether in the market or in subsequent public offerings. Stock markets in general have experienced extreme volatility recently that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations as well as our failure to consummate the Acquisition may adversely affect the trading price of our common stock, regardless of our operating results.

As a result, these fluctuations in the market price and trading volume of our common stock may make it difficult to predict the market price of our common stock in the future, cause the value of your investment to decline and make it more difficult to resell our common stock.

If we do not consummate the Acquisition, we will have broad discretion as to the use of the net proceeds we receive from this offering and may not use them effectively.

If we do not consummate the Acquisition, we will retain broad discretion to use the net proceeds from this offering of our common stock for future acquisitions as part of our strategy to pursue growth opportunities and/or for general corporate purposes, which may include, among other things, investment in our next-generation end-to-end solutions and products, debt repayment, working capital and capital expenditures. We may temporarily invest the net proceeds before use. Accordingly, you will have to rely upon the judgment of our management with respect to the use of those net proceeds. Our management may spend a portion or all of the net proceeds we receive from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. See “Use of Proceeds.”

There may be future sales or other dilution of our equity, including activity from acquisitions or earn-outs related to acquisitions, which may adversely affect the market price of our common stock.

Except as described under “Underwriting,” we are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. We are offering up to 12,857,143 shares of common stock, and potentially an additional 1,928,571 shares of common stock if the underwriters’ option is exercised in full. We may also offer additional securities in offerings led by Raymond James & Associates, Inc. The issuance of additional shares of our common stock in this offering or other issuances of our common stock or convertible or other equity linked securities, including options and warrants, or otherwise, in connection with capital raising transactions, as payment of the consideration for acquisitions or for employee compensation or other purposes will dilute the ownership interest of our common stockholders. As of October 31, 2014, we had 55,266,947 outstanding shares of common stock. As of September 30, 2014, we had (i) an aggregate of 50,000 shares of our common stock issuable upon the exercise of stock options under our stock compensation plans with a weighted average exercise price of $4.88 per share, (ii) 275,730 shares of our common stock issuable upon vesting of restricted share units and performance shares, (iii) 924,600 shares of common stock issuable upon the exercise of stock appreciation rights with a weighted average exercise price of $4.51 per share, (iv) an aggregate of 148,524 shares of common stock deliverable upon conversion of the outstanding Series A convertible preferred stock, (iv) 3,371,115 shares of our common stock available for future issuance under our 2006 Long-Term Incentive Plan, and (v) up to 654,568 shares of common stock potentially issuable as earn-out payments in connection with our past acquisitions if we elect to satisfy the earn-outs in shares of common stock, based on our current stock price.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

You will experience immediate dilution in the book value per share of the common stock you purchase.

Because the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. After giving effect to the sale by us of 12,857,143 shares of common stock in this offering, and a public offering price of $5.60 per share in this offering and a net tangible book value of $3.02 per share of our common stock as of June 30, 2014, if you purchase shares of common stock in this offering, you will suffer immediate dilution of $2.15 per share in the net tangible book value of the common stock. If the underwriters exercise their option, you will experience additional dilution. See “Dilution” on page S-33 for a more detailed discussion of the dilution you will incur in connection with this offering.

Risks Related to Our Business; Risks Related to Our Technology; and Risks Related to an Investment in Our Common Stock

In addition to the risk factors related to our business, our technology and an investment in our common stock described in Part I, Item 1A, “Risk Factors” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, if the Acquisition is consummated, our business may be subject to the following additional risks:

Significant interruptions, discontinuation or loss of services provided by Inmarsat plc and its subsidiaries or a change in our commercial relationship with the Inmarsat group could have a material adverse effect on our business.

SkyWave’s business is heavily dependent on the Inmarsat group’s services as a satellite service provider. Consequently, significant interruptions, discontinuation or loss of such Inmarsat group’s services would negatively affect SkyWave’s ability to provide reliable service and could have a material adverse effect on our business. While we have entered into the Inmarsat Agreement with Inmarsat in connection with the Acquisition, we cannot provide any assurance that our future commercial relationship or arrangements with Inmarsat will not change in a manner that has an adverse effect on our business. In addition, the Inmarsat Agreement will terminate if the Acquisition has not been completed by March 31, 2015 or the Arrangement Agreement has been amended prior to the closing of the Acquisition in a manner adversely affecting Inmarsat without the prior written consent of Inmarsat. See “Summary—Acquisition of SkyWave—Agreement with Inmarsat” for more details on the Inmarsat Agreement.

Significant interruptions, discontinuation, slowdown or loss of the supply of subscriber user terminals from our vendor Amplus Communication Pte Ltd. or a change in our commercial relationship with Amplus could have a material adverse effect on our business.

SkyWave’s business is heavily dependent on subscriber user terminals supplied by Amplus, a satellite terminal manufacturer. Consequently, significant interruptions, discontinuation, slowdown or loss of Amplus’ manufacturing and supply of subscriber user terminals will negatively affect SkyWave’s ability to grow, provide reliable service and could have a material adverse effect on our business. While the agreement with Amplus will continue beyond the consummation of the Acquisition and SkyWave currently has a good relationship with Amplus, we cannot provide any assurance that our future commercial relationship or arrangements with Amplus will not change in a manner that has an adverse effect on our business.

Significant interruptions, discontinuation, slowdown or loss of Application Specific Integrated Circuit, or ASIC, development and manufacturing from vendor S3 or a change in our commercial relationship with S3 could have a material adverse effect on our business.

SkyWave’s business has invested significantly in building the ASIC with S3, an ASIC developer and manufacturer. Consequently, the inability for S3 to effectively build and supply an ASIC could have a material adverse effect on our business. Additionally, significant interruptions, discontinuation, slowdown or loss of S3 services for development, manufacturing and delivery of ASICs will negatively affect SkyWave’s ability to grow, provide reliable service and could have a material adverse effect on our business. While the agreement with S3 will continue beyond the consummation of the Acquisition, and SkyWave currently has a good relationship with S3, we cannot provide any assurance that our future commercial relationship or arrangements with S3 will not change in a manner that has an adverse effect on our business.

SkyWave has several large customers and the loss of any one of them, or their default in payment for its services, could reduce our revenue and have a material adverse effect on our business.

SkyWave’s customer base includes certain large partners, SPs and end-user customers who may represent a substantial portion of SkyWave’s revenue in a given period. Three customers, who individually accounted for greater than 10% of SkyWave’s revenue, represented 45% of SkyWave’s total revenue during the year ended December 31, 2013. In addition two customers, who individually accounted for greater than 10% of SkyWave’s accounts receivable, represented 45% of SkyWave’s total accounts receivable as of December 31, 2013. The loss of any of these customers could significantly affect our revenue and profitability. Should the financial condition of any of these customers deteriorate, adversely affecting their ability to make payments to SkyWave, our operating results could be adversely affected.

Economic, political and other conditions in Brazil could have a material adverse effect on our business, results or operations or financial condition.

SkyWave derives a significant portion of its revenues from customers located in Brazil. The Brazilian economy has historically been characterized by interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. SkyWave’s customers in Brazil may be adversely affected by exchange rate movements; exchange control policies; expansion or contraction of the Brazilian economy; inflation; tax policies; other economic political, diplomatic and social developments in or affecting Brazil; interest rates; liquidity of domestic capital and lending markets; and social and political instability.

Fluctuations in foreign currency exchange rates could have a material adverse effect on our business, results of operations and financial condition.

Our consolidated financial results are reported in U.S. dollars. Given that SkyWave’s directly associated costs generally occur in Canadian dollars, fluctuations in the value of the Canadian dollar against the U.S. dollar could result in substantial changes in reported earnings and operating results due to the foreign currency impact upon translation of these transactions into U.S. dollars. In addition, a significant portion of SkyWave’s revenues is derived from customers in South America, particularly Brazil. Because SkyWave’s products and services are priced in U.S. dollars, an increase in the exchange rate between the U.S. dollar and currencies in these countries may make the cost of SkyWave’s products and services more expensive to these customers. In the normal course of business, we may employ various hedging strategies to partially mitigate these foreign exchange risks, including the use of forward exchange contracts. These strategies may not be effective in protecting us against the effects of fluctuations from movements in foreign exchange rates. Our failure to mitigate these foreign currency exchange risks could materially adversely affect our business, results of operations and financial condition.

The SkyWave business could be harmed if SkyWave regulatory authorizations in the United States and Canada are not maintained.

The United States and Canada are the only two countries in which SkyWave or its affiliates are currently licensed to deploy and operate Inmarsat subscriber user terminals (mobile earth stations). In this regard, we believe that SkyWave holds all requisite regulatory authorizations that are necessary to conduct its business in the United States, Canada, and the other countries where SkyWave is currently doing business. Prior regulatory approval of the Acquisition is required relating to the transfer of ownership and control of the SkyWave licenses to deploy and operate Inmarsat mobile earth stations in the United States and Canada. We believe that the required prior regulatory approvals in the United States and Canada will be granted in a timely and routine manner, but we cannot assure you that this will be the case. Furthermore, any failure to obtain or maintain the requisite regulatory authorizations that are necessary for SkyWave to conduct its business in the United States, Canada, or any other country or territory, could have a material adverse effect on the SkyWave business.

The viability of the SkyWave business entails a material reliance on regulatory authorizations and other governmental approvals that must be obtained and maintained by third parties.

The SkyWave business model entails a material reliance on regulatory authorizations and other governmental approvals that must be obtained and maintained by third parties. For example, Inmarsat, its affiliates, partners and service providers must obtain and maintain all regulatory authorizations relating to the operation of the Inmarsat satellites and the gateway earth stations and other components comprising the Inmarsat network ground segment. Additionally, SkyWave’s partners, SPs and customers must obtain and maintain all required regulatory authorizations in the countries and territories where they conduct their respective businesses. Based on third-party information regarding authorization of the Inmarsat satellites and Inmarsat country permissions, as well as our own review of other available information relating to key SkyWave market countries, we believe that the provision of IDP services is currently authorized, subject to any local compliance requirements, through SkyWave, Inmarsat, or their respective SPs and DPs, in more than 175 countries worldwide, including in more than 50 countries where we currently do not offer our services. However, failure to obtain or maintain any requisite third-party authorizations relating to the SkyWave business in any given country or territory could mean that SkyWave services may not be provided in that country or territory. Furthermore, any such failure to obtain or maintain requisite third-party regulatory authorizations could have a material adverse effect on the SkyWave business.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $68 million, or approximately $79 million if the underwriters exercise in full their option to purchase additional shares of common stock, in each case, after deducting underwriting discounts and commissions and our estimated expenses related to the offering. We intend to use the net proceeds from this offering primarily to fund the payment of the purchase price of and certain expenses associated with the Acquisition. The consummation of this offering is not conditioned on the closing of the Acquisition and we cannot assure you that the Acquisition will be completed. If we do not consummate the Acquisition, we intend to use the net proceeds from this offering for future acquisitions as part of our strategy to pursue growth opportunities and/or for general corporate purposes, which may include, among other things, investments in our next-generation end-to-end solutions and products, debt repayment, working capital and capital expenditures. We may temporarily invest the net proceeds before use.

COMMON STOCK PRICE RANGE AND DIVIDENDS

Price of Our Common Stock

Our common stock is listed on The NASDAQ Global Market under the symbol “ORBC.” The following table sets forth, for the periods indicated, the intraday high and low sales prices per share of our common stock as reported on The NASDAQ Global Market.

	Price range of common stock
	High	Low
Year ended December 31, 2012
First Quarter ended March 31, 2012	$3.95	$3.03
Second Quarter ended June 30, 2012	$3.91	$3.01
Third Quarter ended September 30, 2012	$3.87	$2.72
Fourth Quarter ended December 31, 2012	$4.19	$2.97

Year ended December 31, 2013
First Quarter ended March 31, 2013	$5.40	$3.67
Second Quarter ended June 30, 2013	$5.23	$3.40
Third Quarter ended September 30, 2013	$5.51	$4.46
Fourth Quarter ended December 31, 2013	$6.63	$5.23

Year ending December 31, 2014
First Quarter ended March 31, 2014	$8.21	$6.02
Second Quarter ended June 30, 2014	$7.01	$5.68
Third Quarter ended September 30, 2014	$7.10	$5.73
Fourth Quarter through November 6, 2014	$6.75	$5.40

The last reported sale price of our common stock on The NASDAQ Global Market on November 6, 2014 was $6.25 per share. As of October 31, 2014, there were 55,266,947 shares of our common stock outstanding.

Dividend Payments and Policy

Common stock: We have never declared or paid cash dividends on shares of our common stock. Our board of directors currently intends to retain all available funds and future earnings to support operations and to finance the growth and development of our business and does not intend to pay cash dividends on our common stock for the foreseeable future. Our board of directors may, from time to time, examine our dividend policy and may, in its absolute discretion, change such policy. We are subject to certain covenants under the Credit Agreement which restrict our ability to pay cash dividends.

Series A convertible preferred stock: Pursuant to the terms of our Series A convertible preferred stock, the holders of our Series A convertible preferred stock are entitled to receive a cumulative 4% annual dividend payable quarterly in additional shares of Series A convertible preferred stock. For the six months ended June 30, 2014, we paid dividends in the amount of 1,940 shares of our Series A convertible preferred stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2014:

•	on an actual basis;

•	on an as adjusted basis to give effect to the Refinancing;

•

on an as further adjusted basis to give effect to the sale of the shares of common stock offered hereby and assuming net proceeds of approximately $68 million and assuming no exercise of the underwriters’ option (but not the use of proceeds therefrom); and

•

on a pro forma as further adjusted basis to give effect to the Acquisition and the related use of cash and incurrence of indebtedness, including the application of the proceeds as described in this prospectus supplement as if the Acquisition had occurred on June 30, 2014.

The actual sources and uses of the funds for the Acquisition will vary from estimated amounts depending on several factors, including the amount of proceeds that we receive from this offering of our common stock. The consummation of this offering of shares of common stock is not conditioned upon the Acquisition. You should read this table in conjunction with “Use of Proceeds,” “Summary—Summary Historical and Pro Forma Financial Information—Unaudited Pro Forma Financial Information” and our consolidated financial statements and related notes incorporated herein by reference.

	June 30, 2014
	Actual	As Adjusted for the Refinancing	As Further Adjusted for this Offering	Pro Forma As Further Adjusted for the Acquisition
	(in thousands, except share amounts)
Cash and cash equivalents	$48,677	$81,752	$149,702	$85,702

Short-term debt	$—	$—	$—	$—

Long-term debt:
Term Loan	—	70,000	70,000	70,000
Revolving Loan	—	10,000	10,000	10,000
Acquisition Term Loan	—	—	—	70,000
Note payable—related party	1,560	1,560	1,560	1,560
Note payable, net of current portion	45,000	—	—	—

Total long-term debt	$46,560	$81,560	$81,560	$151,560

Total debt	$46,560	$81,560	$81,560	$151,560

	June 30, 2014
	Actual	As Adjusted for the Refinancing	As Further Adjusted for this Offering	Pro Forma As Further Adjusted for the Acquisition
	(in thousands, except share amounts)
Equity:
ORBCOMM Inc. stockholders’ equity:
Preferred Stock Series A, par value $0.001; 1,000,000 shares authorized; 94,158 shares issued and outstanding	$940	$940	$940	$940
Common stock, par value $0.001 per share; 250,000,000 shares authorized; 55,272,975 shares issued, actual; 68,130,118 shares issued, as adjusted	55	55	68	68
Additional paid-in-capital	296,282	296,282	364,219	364,219
Accumulated other comprehensive income	170	170	170	170
Accumulated deficit	(62,463)	(62,463)	(62,463)	(66,463)
Less treasury stock, at cost, 29,990 shares	(96)	(96)	(96)	(96)

Total ORBCOMM Inc. stockholders’ equity	234,888	234,888	302,838	298,838
Non-controlling interests	(125)	(125)	(125)	(125)

Total equity	234,763	234,763	302,713	298,713

Total capitalization (including short-term debt)	$281,323	$316,323	$384,273	$450,273

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. As of June 30, 2014, our net tangible book value was approximately $166.8 million, or approximately $3.02 per share of our common stock. Net tangible book value per share is equal to our total net tangible assets, or total net assets less intangible assets, divided by the number of shares of our outstanding common stock. After giving effect to the sale by us of 12,857,143 shares of our common stock in this offering at a public offering price of $5.60 per share, and after deducting the estimated offering expenses of this offering paid by us, our as adjusted net tangible book value as of June 30, 2014 attributable to common stockholders would have been approximately $234.8 million, or approximately $3.45 per share of our common stock. This represents an immediate increase in as adjusted net tangible book value to our existing stockholders, and an immediate dilution of $2.15 per share to new investors purchasing shares in this offering. Dilution in the as adjusted net tangible book value per share represents the difference between the offering price per share and the net tangible book value per share of our common stock immediately after this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$5.60
Net tangible book value per common share before the offering	$3.02
Change in net tangible book value per share attributable to this offering	$0.43

As adjusted net tangible book value per share after the offering		$3.45

Dilution per common share to new investors		$2.15

If the underwriters exercise their option in full, the as adjusted net tangible book value per share as of June 30, 2014 after giving effect to this offering would increase to $3.50 per share and the dilution per share to new investors would be $2.10 per share.

The discussion and table above exclude the following:

•	an aggregate of 50,000 shares of common stock subject to outstanding options at a weighted average exercise price of $4.88 per share as of June 30, 2014;

•

282,205 and 1,370,012 shares of common stock deliverable upon vesting of outstanding restricted stock units (“RSUs”) and exercise of outstanding stock appreciation rights (“SARs”) with a weighted average issuance and exercise price of $4.50 per share, respectively, as of June 30, 2014;

•	an aggregate of 156,878 shares of common stock deliverable upon conversion of the outstanding Series A convertible preferred stock;

•	3,336,740 shares of common stock available for future issuance at June 30, 2014 under our 2006 Long-Term Incentive Plan; and

•

up to 654,568 shares of common stock potentially issuable as earn-out payments in connection with our past acquisitions if we elect to satisfy the earn-outs in shares of our common stock, based on our current stock price.

If all outstanding options and SARs are exercised, in each case, all outstanding RSUs vest, all outstanding shares of the Series A convertible preferred stock are converted and all earn-out shares are paid immediately after this offering, the as adjusted net tangible book value per share as of June 30, 2014 after giving effect to this offering would decrease to $3.33 per share and the dilution per share to new investors would be $2.27 per share.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS

The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all aspects of United States federal income taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Distributions

We currently do not intend to make distributions with respect to our common stock. However, if we were to make distributions with respect to our common stock, such distributions may be subject to the U.S. federal income tax treatment described below.

Distributions made to non-U.S. holders out of our current or accumulated earnings and profits, as determined for U.S. Federal income tax purposes, generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, such distributions that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment), are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such distributions are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected distributions received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN or Form W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Subject to the discussion below of backup withholding and the FATCA legislation, any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the name and address of the recipient, the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax or exchange of information treaty.

A non-U.S. holder will be subject to backup withholding (currently at a rate of 28%) for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (generally by providing Form W-8BEN or a successor form) (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Legislation Affecting Taxation of Common Stock Held By or Through Foreign Entities.

Legislation enacted in 2010, known as the Foreign Account Tax Compliance Act (“FATCA legislation”), generally will impose a withholding tax of 30% on dividend income from our common stock and on the gross proceeds of a sale or other disposition of our common stock paid to a “foreign financial institution” (as specifically defined under the Code for this purpose), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption. Absent any applicable exception, the FATCA legislation also generally will impose a withholding tax of 30% on dividend income from our common stock and the gross proceeds of a sale or other disposition of our common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the applicable withholding agent or, in the case of substantial U.S. owners, also the U.S. tax authorities either with (i) a certification identifying any substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity (or more than zero percent in the case of some entities) or (ii) a certification that the entity does not have any substantial U.S. owners. The United States and other governments may enter into intergovernmental agreements that modify or supplement these rules. Under final Treasury regulations and related guidance, this withholding tax applies to payments of dividends made after June 30, 2014 and payments of gross proceeds made after December 31, 2016. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Non-U.S. holders should consult their own tax advisors regarding the implications of the FATCA legislation on their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement entered into with the underwriters named below, for whom Raymond James & Associates, Inc. is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of our common stock set forth opposite their names below:

Underwriter	Number of shares
Raymond James & Associates, Inc.	8,035,714
Canaccord Genuity Inc.	2,700,000
Macquarie Capital (USA), Inc.	1,221,429
Craig-Hallum Capital Group LLC	514,286
Chardan Capital Markets, LLC	385,714

Total	12,857,143

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to purchase and accept delivery of the common stock offered by this prospectus supplement are subject to approval by its counsel of legal matters and to certain other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus supplement, if any are purchased, other than those covered by the option to purchase additional shares described below.

Option to Purchase Additional Shares

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus supplement, to purchase from time to time up to an aggregate of 1,928,571 additional shares of common stock, at the same price per share as they are paying for the shares shown in the table above. If the underwriters exercise their option to purchase any of the additional 1,928,571 shares, each underwriter, subject to certain conditions, will become obligated to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus supplement are being sold.

Commissions and Discounts

The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus supplement and to various dealers at that price less a concession not to exceed $0.168 per share. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus supplement. The shares of common stock are offered by the underwriters as stated in this prospectus supplement, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The following table summarizes the underwriting compensation to be paid to the underwriters by us. These amounts assume both no exercise and full exercise of the underwriters’ option to purchase additional shares. We estimate that the total expenses payable by us in connection with this offering will be approximately $450,000.

	Without option exercise	With full option exercise
Per Share	$0.28	$0.28
Total	$3,600,000.04	$4,139,999.92

Indemnification

We have agreed to indemnify the underwriters against various liabilities, including certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Lock-up Agreements

We have agreed that for a period of 75 days commencing after the date of this prospectus (the “Lock-Up Period”), we will not directly or indirectly, without the prior written consent of Raymond James & Associates, Inc., (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be reasonably expected to, result in the disposition by any person at any time in the future of) any shares of common stock or securities convertible into or exchangeable for common stock, or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) file or cause to be filed a registration statement, including any amendments, with respect to the registration for the offer and sale by us of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities or (4) publicly disclose the intention to do any of the foregoing. The restrictions contained in the preceding sentence shall not apply to (A) the shares of common stock to be sold hereunder, (B) the issuance of shares of common stock, restricted stock units, stock appreciation rights, options to purchase common stock or performance units pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans in effect on the date of the underwriting agreement or pursuant to currently outstanding restricted stock units, stock appreciation rights, options, warrants or rights, (C) the conversion or exchange of options, warrants or other securities convertible into or exchangeable for our common stock outstanding as of the date of the underwriting agreement, (D) the issuance of shares of Series A convertible preferred stock as dividends on outstanding shares of Series A convertible preferred stock, (E) the issuance of shares of common stock as part of the purchase price of businesses acquired during the Lock-Up Period or in satisfaction of our earn-out obligations in connection with those acquisition or the prior acquisitions of (i) substantially all the assets of MobileNet, Inc. and (ii) Euroscan Holding B.V, including, indirectly, its wholly-owned subsidiaries Euroscan B.V., Euroscan GmbH Vertrieb Technischer Geräte, Euroscan Technology Ltd. and Ameriscan, Inc., and (F) any equity offerings by the Company in offerings registered under the Act or exempt from the registration requirements thereof in which Raymond James & Associates, Inc. was offered the opportunity to act as lead underwriter, initial purchaser or placement agent for such offering.

Certain of our directors, executive officers and stockholders have entered into lock-up agreements with Raymond James & Associates, Inc. pursuant to which each of them will not, without the prior written consent of Raymond James & Associates, Inc., (1) offer for sale, sell, pledge, grant any option to purchase or otherwise dispose of (collectively, a “Disposition”) any common stock, options, warrants, performance units or other securities convertible into or exchangeable for common stock of the Company (the “Company Securities”) or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any Company Securities held or acquired after the date of the underwriting agreement, or that may be deemed to be beneficially owned by such director, executive officer or stockholder (collectively, the “Lock-Up Shares”), pursuant to the rules and regulations promulgated under the Securities Act and Exchange Act, during the Lock-Up Period, (2) exercise or seek to exercise or effectuate in any manner any rights of any nature that he or she has or may have hereafter to require us to register under the Securities Act his or her sale, transfer or other disposition of any of the Lock-Up Shares, (3) otherwise participate as a selling security holder in any manner in any registration of Lock-Up Shares effected by us under the Securities Act, including under the registration statement to which this prospectus is a part of, during the Lock-Up Period, or (4) engage in any hedging, collar (whether or not for any consideration) or other transaction that is designed to or reasonably expected to lead or result in a Disposition of Lock-Up Shares during the Lock-Up Period, even if such Lock-Up Shares would be disposed of by someone other than such holder, and such prohibited hedging or other transactions would include any short sale or any purchase, sale or grant of any right (including any put or call option or reversal or cancellation thereof) with respect to any Lock-Up Shares or with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from Lock-Up Shares. The restrictions contained in the preceding sentence shall not apply to (A) any transfer of Lock-Up Shares to a family member or trust, (B) any bona fide gift, provided that in the case of any transfer, gift or other disposition pursuant to (A) or (B), the transferee, trust, donee or other recipient agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than required filings under Section 16(a) and Section 13(d) or 13(g) of the Exchange Act and any filings made after the expiration of Lock-Up Period), (C) any transfer of Lock-Up Shares by will or intestate succession, (D) any transfer of Lock-Up Shares solely to cover applicable withholding taxes due upon the vesting of stock-based awards under our equity compensation plans, (E) the conversion or exchange of convertible or exchangeable Company securities outstanding as of the date of the lock-up agreement, (F) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Lock-Up Shares, or (G) the transfer of Lock-Up Shares pursuant to a trading plan established pursuant to Rule 10b5-1 under the Exchange Act prior to the date of the lock-up agreement.

Notwithstanding the foregoing paragraphs, if (1) during the last 17 days of the Lock-Up period, we issue a release concerning earnings or material news or a material event relating to us occurs, or (2) prior to the expiration of the Lock-Up Period, we announce that we will release earnings results during the 16-day period beginning on the last day of the Lock-Up period, then the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the date of issuance of the release concerning earnings or the material news or the occurrence of the material event, unless Raymond James & Associates, Inc. waives such extension in writing.

Price Stabilization, Short Positions and Penalty Bids

Until this offering is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

In connection with this transaction, the underwriters may engage in passive market making transactions in the common stock on The NASDAQ Global Market, prior to the pricing and completion of this offering. Passive market making is permitted by SEC Regulation M and consists of displaying bids on The NASDAQ Global Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriter a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on The NASDAQ Global Market or otherwise.

Electronic Distribution

A prospectus supplement in electronic format may be made available on websites or through other online services maintained by the underwriters of the offering, or by their affiliates. Other than the prospectus supplement in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of this prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Listing

Our common stock is listed on The NASDAQ Global Market under the symbol “ORBC.”

Selling Restrictions

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA in respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

The underwriters may arrange to sell common stock offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

Affiliations

Each of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, financial advisory and other financial services to us and our affiliates for which they have received, and in the future may receive, advisory or transaction fees, as applicable, plus out-of-pocket expenses of the nature and in amounts customary in the industry for these financial services. We expect to continue to use Raymond James & Associates, Inc., Canaccord Genuity Inc., Macquarie Capital (USA), Inc., Craig-Hallum Capital Group LLC and Chardan Capital Markets, LLC and their respective affiliates for various services in the future. On September 30, 2014, we entered into the Credit Agreement with Macquarie CAF LLC, an affiliate of Macquarie Capital (USA), Inc., which provides for borrowings by us of up to $160 million through multiple term and revolving facilities. See “Summary—Recent Developments—Refinancing” for a more detailed discussion of the Credit Agreement.

LEGAL MATTERS

The validity of the securities offered by this prospectus supplement will be passed on for us by Chadbourne & Parke LLP, New York, New York. Certain legal matters in connection with this offering will be passed on for the underwriters by Morrison & Foerster LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of ORBCOMM Inc. and subsidiaries as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of SkyWave as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013 have been incorporated by reference herein and have been audited by Deloitte LLP, independent auditors, as indicated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of GlobalTrak division of System Planning Corporation as of December 31, 2012 and for the year then ended have been incorporated by reference herein and have been audited by BDO USA, LLP, independent registered public accounting firm, as indicated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information, including the registration statement of which this prospectus is a part and exhibits to the registration statement, with the SEC. Our SEC filings are available to the public from the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of any document we file at prescribed rates by writing to the Public Reference Section of the SEC at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about us, including our SEC filings, is also available on our website at www.orbcomm.com. The information contained on and linked from our Internet site is not incorporated by reference into this prospectus supplement.

We are “incorporating by reference” in this prospectus supplement specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus supplement;

•	we are disclosing important information to you by referring you to those documents; and

•

information contained in documents that we file in the future with the SEC automatically will update and supersede earlier information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus (any information so updated or superseded will not constitute a part of this prospectus supplement, except as so updated or superseded).

We incorporate by reference in this prospectus supplement the documents listed below and any documents that we file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, after the date of this prospectus supplement and prior to the termination of the offering under this prospectus supplement:

•	Our Annual Report on Form 10-K for the year ended December 31, 2013;

•	Our Proxy Statement for the 2014 Annual Meeting of Shareholders filed on March 28, 2014;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014;

•

Our Current Reports on Form 8-K filed on April 5, 2013, as amended by our amended Current Reports on Form 8-K/A filed on June 19, 2013 and June 21, 2013; January 16, 2014; January 23, 2014; March 13, 2014 (Items 1.01, 2.01, 3.02 and 9.01); April 28, 2014; October 6, 2014; October 10, 2014; October 16, 2014; October 28, 2014; and November 6, 2014; and

•

The description of our common stock contained in our Registration Statement on Form S-1 filed on April 27, 2007, as amended (File No. 333-142427), including any amendment or report that updates such description.

Notwithstanding the foregoing, we are not incorporating any document or information furnished and not filed in accordance with SEC rules. Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to ORBCOMM Inc., 395 W. Passaic Street, Rochelle Park, New Jersey 07662, Attention: Investor Relations, (703) 433-6505.

PROSPECTUS

ORBCOMM Inc.

$100,000,000

Debt Securities

Common Stock

Preferred Stock

Warrants

Units

We may use this prospectus at any time or from time to time to offer, in one or more offerings, our debt securities, shares of our common stock, shares of our preferred stock, warrants to purchase our debt securities, common stock or preferred stock or units consisting of any combination of the foregoing securities. Any or all of the securities may be offered and sold separately or together. The debt securities and preferred stock may be convertible into or exchangeable or exercisable for other securities.

This prospectus describes the general terms of these securities and the general manner in which we will offer them. We will provide the specific terms of these securities, and the manner in which these securities will be offered, in supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplements before you invest.

We may sell these securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. For general information about the distribution of securities offered, please see “Plan of Distribution” in this prospectus. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering.

Our common stock is traded on The Nasdaq Global Market under the symbol “ORBC”.

Investing in these securities involves certain risks. See “Risk Factors” on page 7. You should carefully consider the risk factors described in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus or in any applicable prospectus supplement before you decide to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 9, 2014.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission, or the SEC. By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, our debt securities, shares of our common stock, shares of our preferred stock, warrants to purchase our debt securities, common stock or preferred stock or units consisting of any combination of the other securities described in this prospectus, up to a maximum aggregate offering price of $100,000,000.

This prospectus provides you with a general description of the securities we may offer and the manner in which we may offer them. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of those securities and the manner in which they will be offered. The applicable prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplements together with the additional information described below under the headings “Where You Can Find More Information” and “Documents Incorporated by Reference”.

You should rely only on the information contained in or incorporated by reference in this prospectus and in any applicable prospectus supplement. In the event the information set forth in a prospectus supplement differs in any way from the information set forth in this prospectus, you should rely on the information set forth in the prospectus supplement. We have not authorized anyone to provide you with different information and we are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the document or that the information we have filed and will file with the SEC that is incorporated by reference in this prospectus is accurate as of any date other than the filing date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since those dates.

References in this prospectus to “ORBCOMM”, “the company”, “we”, “us” and “our” are to ORBCOMM Inc. unless the context indicates otherwise. The term “you” refers to a prospective investor.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information, including the registration statement of which this prospectus is a part and exhibits to the registration statement, with the SEC. Our SEC filings are available to the public from the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of any document we file at prescribed rates by writing to the Public Reference Section of the SEC at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about us, including our SEC filings, is also available on our website at www.orbcomm.com. The information contained on and linked from our Internet site is not incorporated by reference into this prospectus.

We are “incorporating by reference” in this prospectus specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information contained in documents that we file in the future with the SEC automatically will update and supersede earlier information contained in or incorporated by reference in this prospectus or a prospectus supplement (any information so updated or superseded will not constitute a part of this prospectus, except as so updated or superseded).

We incorporate by reference in this prospectus the documents listed below and any documents that we file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering under this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2013;

•	Our Proxy Statement for the 2014 Annual Meeting of Shareholders filed on March 28, 2014;

•	Our Current Report on Form 8-K filed on April 5, 2013;

•	Our amended Current Reports on Form 8-K/A filed on June 19, 2013 and June 21, 2013 (amending our Current Report on Form 8-K filed on April 5, 2013);

•	Our Current Report on Form 8-K filed on January 16, 2014;

•	Our Current Report on Form 8-K filed on January 23, 2014;

•	Our Current Report on Form 8-K filed on March 13, 2014 (Items 1.01, 2.01, 3.02 and 9.01); and

•	The description of our common stock contained in our Registration Statement on Form S-1 filed on April 27, 2007, as amended (Registration No. 333-142427), including any amendment or report that updates such description.

Notwithstanding the foregoing, we are not incorporating any document or information furnished and not filed in accordance with SEC rules. Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to ORBCOMM Inc., 395 W. Passaic Street, Rochelle Park, New Jersey 07662, Attention: Investor Relations, (703) 433-6505.

CAUTIONARY STATEMENT

This prospectus and the documents that are incorporated by reference in this prospectus that have been filed by us with the SEC may contain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to our plans, objectives, estimates and expectations for future events and include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Such forward-looking statements, including those concerning our expectations and estimates, are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from the results, projected, expected or implied by the forward-looking statements, some of which are beyond our control, that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include but are not limited to:

•	ongoing global economic instability and uncertainty;

•	substantial losses we have incurred and may continue to incur;

•	demand for and market acceptance of our products and services and the applications developed by our resellers;

•	we may need additional capital to pursue our growth strategy;

•	loss or decline or slowdown in the growth in business from our key customers, such as Caterpillar Inc., Komatsu Ltd., and Hitachi Construction Machinery Co., Ltd., and other value-added resellers, or VARs, and international value-added resellers, or IVARs;

•	loss or decline or slowdown in growth in business of any of the specific industry sectors we serve, such as transportation, heavy equipment, fixed assets and maritime;

•	dependence on a few significant customers;

•	the inability to effect suitable investments, alliances and acquisitions;

•	our acquisitions may expose us to additional risks;

•	litigation proceedings;

•	technological changes, pricing pressures and other competitive factors;

•	the inability of our international resellers and licensees to develop markets outside the United States;

•	the inability to obtain or maintain the necessary regulatory approvals or licenses for particular countries or to operate our satellites and provide our services;

•	market acceptance and success of our Automatic Identification System (“AIS”) business;

•	launch failures, delays and cost overruns of our next-generation satellites and launch vehicles;

•	in-orbit satellite failures or reduced performance of our existing satellites;

•	significant liabilities created by products we sell;

•	the $45 million 9.5% Senior Notes that we issued on January 4, 2013 could restrict our business activities or our ability to execute our strategic objectives or adversely affect our financial performance;

•	the failure of our system or reductions in levels of service due to technological malfunctions or deficiencies or other events;

•	our inability to replenish or expand our satellite constellation;

•	inability to operate due to changes or restrictions in the political, legal, regulatory, government, administrative and economic conditions and developments in the United States and other countries and territories in which we provide our services;

•	changes in our business strategy; and

•	the other risks described in our filings with the SEC.

For more detail on these and other risks, please see “Risk Factors” in this prospectus and the various factors described in more detail in Part I, Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2013. We undertake no obligation to publicly revise any forward-looking statements or cautionary factors except as required by law.

OUR COMPANY

We are a global provider of machine-to-machine (“M2M”) communication solutions, including network connectivity, devices and web reporting applications. These solutions enable optimal business efficiencies, increased asset efficiency, utilization, and substantially reduce asset write-offs helping industry leaders realize benefits on a world-wide basis. Our M2M products and services are designed to track, monitor and enhance security for a variety of assets, such as trailers, trucks, rail cars, intermodal containers, generators, fluid tanks, marine vessels, oil and gas wells, pipeline monitoring equipment, irrigation control systems, and utility meters, in the transportation & distribution, heavy equipment, oil & gas, maritime and government industries. Additionally, we provide Automatic Identification System (AIS) data services for vessel tracking and to improve maritime safety to government and commercial customers worldwide. We provide these services using multiple network platforms, including our own constellation of 25 low-Earth orbit satellites, two AIS microsatellites and accompanying ground infrastructure, and also provide complementary satellite services through reseller agreements with mobile satellite providers Inmarsat and Globalstar, as well as offer terrestrial-based cellular communication services provided by major cellular (Tier One) wireless carriers. Our satellite-based system uses small, low power, fixed or mobile satellite subscriber communicators for connectivity, and cellular wireless subscriber identity modules (“SIMS”) connected to the cellular wireless providers’ networks, with data gathered over these systems capable of being connected to other public or private networks, including the Internet. We are dedicated to providing the most versatile, leading-edge M2M solutions that enable our customers to maximize operational efficiency, increase asset utilization and achieve significant return on investment.

Customers benefiting from our network, products and solutions include original equipment manufacturers, or OEMs; such as Caterpillar, Komatsu, Doosan Infracore America, Hitachi, Hyundai Heavy Industries, The Manitowoc Company and Volvo Construction Equipment; vertical market technology integrators known as VARs and IVARs, such as I.D. Systems, Inc., inthinc Technology Solutions Inc. and American Innovations, Ltd.; leading refrigeration unit manufacturers such as Carrier and Thermo King, and well-known brands such as Tropicana, Maersk Line, Prime Inc., C.R. England, FFE Transport, Inc., Target, Chiquita, Ryder, J.B. Hunt, Hapag-Lloyd, Golden State Foods, Martin-Brower and Canadian National Railways.

Our principal executive offices are located at 395 W. Passaic Street, Rochelle Park, New Jersey 07662, and our telephone number is (703) 433-6300. Our website is www.orbcomm.com and information contained on our website is not included as a part of, or incorporated by reference into, this prospectus.

RISK FACTORS

Investment in any securities offered pursuant to this prospectus involves a high degree of risk. You should carefully consider the information included and incorporated by reference in this prospectus and the applicable prospectus supplement before you decide to purchase these securities, including the risk factors incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2013, as updated by periodic and current reports that we file with the SEC after the date of this prospectus. Any of these risks could cause our actual results to vary materially from recent results or from anticipated future results or could materially and adversely affect our business, financial condition and results of operations. The occurrence of any of these risks might cause you to lose all or part of your investment in these securities. Please also refer to the section above entitled “Cautionary Statement”.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, we anticipate that the net proceeds from the sale of the securities offered by us pursuant to this prospectus and any applicable prospectus supplement will be used for general corporate purposes, which may include, among other things, future acquisitions as part of our strategy to pursue grown opportunities, debt repayment, stock repurchases, working capital and/or capital expenditures. Net proceeds may be temporarily invested before use.

DILUTION

If required by SEC rules, we will set forth in a prospectus supplement the following information regarding any material dilution of the equity interests of investors purchasing securities in an offering under this prospectus:

•	the net tangible book value per share of our equity securities before and after the offering;

•	the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers in the offering; and

•	the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth our consolidated ratio of earnings to combined fixed charges and preference dividends for each of the periods indicated.

	Fiscal Year Ended December 31,
	2013	2012	2011	2010		2009
Ratio of earnings to fixed charges	1.2	12.4	1.8	N/A	(1)	N/A	(1)

Ratio of earnings to combined fixed charges and preference security dividends	1.2	11.5	1.7	N/A	(1)	N/A	(1)

For purposes of this table: “Earnings” are defined as pre-tax income from continuing operations, adjusted for fixed charges, interest capitalized and income from noncontrolling interests of subsidiaries that have not incurred fixed charges. “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), including one-third of net rent expense, which is the portion deemed representative of the interest factor. “Preference Security Dividend” is defined as the amount of pre-tax earnings required to pay the dividends on our outstanding preferred stock.

(1)	The ratio coverage was less than 1:1 for fiscal years 2010 and 2009. The Company would have needed to generate additional pre-tax earnings of $1,632 and $2,485 to achieve coverage of 1:1 for fiscal years 2010 and 2009, respectively.

DESCRIPTION OF DEBT SECURITIES

We may issue the debt securities offered by this prospectus under an indenture to be entered into between us and a trustee to be selected by us. We have summarized certain provisions of this indenture below. The summary is not complete and is qualified in its entirety by reference to the indenture. The form of indenture is filed as an exhibit to the registration statement for these securities that we have filed with the SEC. If we elect to issue debt securities under another indenture, we will describe certain provisions of that indenture in a prospectus supplement.

When we offer to sell a particular series of debt securities, we will describe the specific terms of the securities in a prospectus supplement.

We encourage you to carefully read the summary below, the applicable prospectus supplements and the indenture.

General

Our indenture provides that we may issue debt securities in one or more series and does not limit the amount of debt securities that may be issued. The debt securities may be senior debt securities or subordinate debt securities. We will include in a supplement to this prospectus the specific terms of debt securities being offered, if any, on which debt securities may be convertible into or exchangeable for common stock or other debt securities. Unless we indicate otherwise in the applicable prospectus supplement, the debt securities will be our direct unsecured obligations. Any debt securities designated as senior will rank equally with any of our other senior and unsubordinated debt. Any debt securities designated as subordinated will be subordinate and junior in right of payment to any senior indebtedness. There may be subordinated debt securities that are senior or junior to other series of subordinated debt securities. We may also issue additional amounts of a series of debt securities without the consent of the holders of that series.

The applicable prospectus supplement will describe the terms of any series of debt securities being offered, including the following:

•	the title and principal amount of the series and whether the series will be senior debt securities or subordinate debt securities;

•	if other than U.S. dollars, the currency or currencies in which the debt securities are denominated or payable and the manner for determining the equivalent amount in U.S. dollars;

•	the date or dates on which the principal (and any premium) will be payable, or the method for determining these date(s);

•	the interest rate or rates, or the method of determining the rate or rates, at which the debt securities will bear interest;

•	the date or dates from which interest will accrue and the date or dates on which interest will be payable;

•	the place or places where payments will be made;

•	any provisions for redemption of the debt securities at our option;

•	any provisions that would obligate us to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder;

•	the portion of the principal amount that will be payable upon acceleration of stated maturity, if other than the entire principal amount;

•	whether we will issue the debt securities in the form of global securities, the depositary for global securities and provisions for depository arrangements and other applicable terms;

•	whether we will pay any additional amounts on the debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay those additional amounts;

•	any provision that would determine payments on the debt securities by reference to an index;

•	the person to whom we will pay any interest, if other than the record holder on the applicable record date;

•	the manner in which any interest payable on any temporary global security will be paid on an interest payment date;

•	any changes in or additions to the events of default or covenants contained in the indenture;

•	any defeasance or covenant defeasance provisions;

•	any conversion or exchange features of the debt securities;

•	whether the debt securities are senior or subordinated and the terms of subordination applicable to any series of subordinated debt securities;

•	the identity of the trustee, authenticating agent, security registrar and/or paying agent, if other than the trustee;

•	whether the debt securities will be secured or unsecured and the terms of any security arrangements; and

•	any other terms of the debt securities (which will not conflict with the terms of the indenture).

We may sell the debt securities, including original issue discount securities, at a substantial discount below their stated principal amount. If there are any material special U.S. federal income tax considerations or other material special considerations applicable to debt securities we sell at an original issue discount, we will describe them in the applicable prospectus supplement. In addition, we will describe in the applicable prospectus supplement any material special U.S. federal income tax considerations and any other material special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars.

Form and Denominations

Unless we indicate otherwise in the applicable prospectus supplement, debt securities issued as registered securities will be denominated in U.S. dollars in multiples of $1,000. The indenture provides that we may issue debt securities in global form and in any denomination. Please see “—Global Securities” below.

Registration, Transfer and Exchange

A holder may exchange registered debt securities for other registered debt securities of the same series, in authorized denominations and with the same principal amount and terms. Debt securities may be exchanged, and a transfer of registered debt securities may be registered, at the office of the security registrar. We may also designate a transfer agent for this purpose for any series of debt securities. No service charge will be made for any exchange or transfer, but payment of any taxes or other governmental charges will be required. We may change the place for exchange and registration of transfer, and may rescind any designation of a transfer agent, at any time. If debt securities of a series are issuable in registered form, we will be required to maintain a transfer agent in each place of payment for that series. We may at any time designate additional transfer agents with respect to any series of debt securities.

If debt securities of a particular series are to be redeemed, we will not be required to issue, exchange or register the transfer of:

•	any debt securities of that series, during a period beginning 15 days before selection of debt securities to be redeemed and ending at the close of business on the day the redemption notice is mailed; or

•	any registered debt security selected for redemption, except the unredeemed portion of any debt security being redeemed in part.

Global Securities

We may issue one or more series of the debt securities in the form of global securities that will be deposited with a depositary. This means that we will not issue certificates to each holder of debt securities of that series. Instead, one or more global securities will be issued to the depositary, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased these debt securities. The participant will then keep a record of its clients who purchased these debt securities.

Beneficial interests in global securities will be shown on, and transfers of those interests will be made only through, records maintained by the depositary and its participants. We will make payments on the debt securities represented by a global security only to the depositary, as the registered holder of these debt securities. All payments to the participants are the responsibility of the depositary, and all payments to the beneficial holders of the debt securities are the responsibility of the participants.

Certificates for the debt securities of the series in question may be issued to beneficial holders in some circumstances, including termination of the depositary arrangements by us or the depositary.

If debt securities are to be issued as global securities, the prospectus supplement will name the depositary and will describe the depository arrangements and other applicable terms.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payments for registered debt securities will be made at the office of the trustee in New York, New York. However, we may choose instead to pay principal by check to the registered owner against surrender of the debt securities or to pay interest on registered debt securities by (i) check mailed to the address of the registered owner or (ii) transfer to an account located in the United States maintained by the registered owner. Unless otherwise indicated in the applicable prospectus supplement, each interest payment on registered debt securities will be made to the person in whose name the debt security is registered at the close of business on the regular record date for the interest payment.

We may from time to time designate additional offices or agencies for payment with respect to any debt securities, approve a change in the location of any such office or agency and, except as provided above, rescind the designation of any such office or agency.

Payments on any debt securities that are payable in a currency other than dollars may be made in dollars in certain circumstances when that currency is no longer used. The prospectus supplement for any such debt securities will describe the circumstances in which this will occur.

Any moneys we deposit with the trustee or paying agent for the payment of principal (or premium, if any) or interest, if any, on any debt security that remains unclaimed at the end of two years after the payment is due and payable will be repaid to us upon our request. Thereafter, the holder of the debt security will look only to us for that payment.

Covenants

Any covenants pertaining to a series of debt securities will be set forth in a prospectus supplement relating to such series of debt securities. Except for covenants applicable to debt securities as described in the applicable prospectus supplement, there are no covenants or other provisions contained in the indenture that may afford holders of debt securities protection if there is a leveraged buyout or other highly leveraged transaction involving us.

Consolidation, Merger and Sale of Assets

We may consolidate with or merge into any other corporation, or convey or transfer our properties and assets substantially as an entirety to any other entity, so long as certain specified conditions are met, including:

•	the corporation surviving the merger or consolidation, or which acquires the assets, is organized under the laws of the United States, or any state of the United States, and expressly assumes our obligations under the indenture; and

•	after giving effect to the transaction, there is no event of default under the indenture (as defined below) or event which, after notice or lapse of time or both, would become an event of default.

The successor corporation formed by the consolidation or merger, or to which the conveyance or transfer is made, shall succeed to and be substituted for us under the indenture and thereafter we will be relieved of all obligations and covenants under the indenture, the debt securities.

Covenant Defeasance

The prospectus supplement will state whether the indenture’s covenant defeasance provisions apply to the series of debt securities being offered. If these provisions apply, (i) we may omit to comply with certain covenants and (ii) the noncompliance will not be deemed to be an event of default under the indenture and the debt securities, if we irrevocably deposit with the trustee, in trust, sufficient money or U.S. government securities to pay the principal of (and premium, if any), interest, if any, and any other sums payable on the debt securities when due. We must also deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and defeasance of certain obligations and will be subject to the same federal income tax consequences as if the deposit, defeasance and discharge had not occurred. Our obligations under the indenture and debt securities, other than with respect to the relieved covenants referred to above, and the events of default, other than the relieved event of default referred to above, will remain in full force and effect.

Modification of Indenture and Waiver of Certain Covenants

Without the consent of the holders of the debt securities of each series affected, we and the trustee may execute a supplemental indenture for limited purposes, including adding to our covenants or events of default, curing ambiguities, appointing a successor trustee and other changes that do not adversely affect the rights of a holder of debt securities.

With the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected, we and the trustee may also execute a supplemental indenture to change the indenture or modify the rights of the holders of debt securities of any series. However, the consent of the holder of each outstanding debt security affected is required for execution of a supplemental indenture that would (i) change the maturity of principal or interest, if any, on any debt security, reduce the amount of any principal, premium or interest payment, change the currency in which any debt security is payable or impair the right to bring suit to enforce any payment rights, or (ii) reduce the percentage of holders of debt securities of the series whose consent is required to authorize the supplemental indenture.

The holders of a majority of the outstanding principal amount of the debt securities of any series may waive our compliance with certain covenants in the indenture with respect to that series.

The indenture contains provisions for determining whether the holders of the requisite percentage of outstanding principal amount of a series of debt securities have given any request, demand, authorization, direction, notice, consent or waiver, in cases where debt securities were issued at a discount, or where the principal amount was denominated in a foreign currency. In addition, for these purposes, debt securities owned by us or our affiliates are deemed not to be outstanding.

Defaults and Certain Rights on Default

An “event of default” with respect to any series of debt securities is defined in the indenture as any of the following events:

•	failure to pay any interest on the debt securities of the series for 30 days after it is due;

•	failure to pay principal of (and premium, if any, on) the debt securities of the series when due, whether at maturity, upon acceleration or upon redemption;

•	failure to perform any other covenant in the indenture for 90 days after notice;

•	certain events of bankruptcy, insolvency, receivership or reorganization relating to us; or

•	any other event of default made applicable to a particular series of debt securities and described in the applicable prospectus supplement for that series.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series. We are required to deliver to the trustee annually a written statement as to the fulfillment of our obligations under the indenture.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% of the outstanding principal amount of the debt securities of the series may declare the principal amount of all the debt securities of the series to be immediately due and payable. The declaration may, under certain circumstances, be rescinded by the holders of a majority of the outstanding principal amount of the debt securities of the series.

Other than its duties in case of an event of default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request of any of the holders of debt securities, unless the holders offer to the trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, subject to certain limitations described in the indenture, the holders of a majority of the outstanding principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. The holders of a majority of the outstanding principal amount of the debt securities of any series may waive any past default with respect to debt securities of the series except a default in payment on any of the debt securities of the series or a default with respect to a covenant that cannot be modified without the consent of the holder of each debt security affected.

Conversion Rights

If applicable, the terms of debt securities of any series that is convertible into or exchangeable for our common stock or other securities or property will be described in an applicable prospectus supplement. These terms will describe whether conversion or exchange is mandatory, at the option of the holder or at our option. These terms may include provisions pursuant to which the number of shares of our common stock or other securities or property to be received by the holders of debt securities would be subject to adjustment.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, as amended or superseded by any applicable prospectus supplement, includes a summary of certain provisions of our restated certificate of incorporation and our amended bylaws. This description is subject to the detailed provisions of, and is qualified by reference to, our restated certificate of incorporation and our amended bylaws, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

We are authorized to issue (1) 250,000,000 shares of common stock, with a par value of $0.001 per share, of which 55,181,337 shares were outstanding as of March 31, 2014 and (2) 50,000,000 shares of preferred stock, with a par value of $0.001 per share, of which 1,000,000 shares are designated as Series A convertible preferred stock and 93,232 shares were outstanding as of March 31, 2014. The authorized shares of our common stock and preferred stock are available for issuance without further action by our stockholders, unless the action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not so required, our board of directors may determine not to seek stockholder approval.

Certain of the provisions described below could have the effect of discouraging transactions that might lead to a change of control of us. These provisions:

•	establish a classified board of directors whereby our directors are divided into three classes, nearly equal in number as possible, and elected for staggered three-year terms in office so that only a portion of our directors stand for election in any one year;

•	require stockholders to provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders;

•	require a supermajority vote to remove a director or to amend or repeal certain provisions of our restated certificate of incorporation; and

•	preclude stockholders from amending our bylaws or calling a special meeting of stockholders.

Common Stock

Dividends. Holders of common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available therefor. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or set aside. In the event of our liquidation, dissolution or winding-up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock.

Voting. Each holder of common stock is entitled to one vote for each such share outstanding in the holder’s name. No holder of common stock is entitled to cumulate votes in voting for directors.

Other Rights. Our restated certificate of incorporation provides that, unless otherwise determined by our board of directors, no holder of shares of common stock will have any right to purchase or subscribe for any stock of any class that we may issue or sell.

Preferred Stock

General. Our restated certificate of incorporation permits us to issue up to 50,000,000 shares of our preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our stockholders. The designations and the relative rights, preferences and limitations of the preferred stock of each series will be fixed by an amendment to our restated certificate of incorporation relating to each series adopted by our board, including:

•	the maximum number of shares in the series and the distinctive designation;

•	the terms on which dividends, if any, will be paid;

•	the terms on which the shares may be redeemed, if at all, including any restrictions on the repurchase or redemption of such shares by us while there is an arrearage in the payment of dividends or sinking fund installments if applicable;

•	the terms of any sinking fund for the purchase or redemption of the shares of the series;

•	the amounts payable on shares in the event of liquidation, dissolution or winding up;

•	the terms and conditions, if any, on which the shares of the series shall be convertible into our shares of any other class or series or any other securities of ours or of any other corporation;

•	the restrictions on the issuance of shares of the same series or any other class or series; and

•	the voting rights, if any, of the shares of the series.

Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt.

Series A Convertible Preferred Stock

General. Our Certificate of Designation of Series A Convertible Preferred Stock authorizes us to issue up to 1,000,000 shares designated as “Series A Convertible Preferred Stock”. Holders of Series A convertible preferred stock are entitled, in preference to holders of common stock, to such dividends as the board of directors may declare out of funds legally available for the purpose and payments upon our dissolution, liquidation and winding-up of ORBCOMM.

Dividends. Holders of the Series A convertible preferred stock are entitled to receive a cumulative 4% dividend annually (calculated on the basis of the redemption price of $10.00 per share) payable quarterly in additional shares of the Series A convertible preferred stock.

Conversion. Shares of the Series A convertible preferred stock are convertible into 1.66611 shares of common stock: (1) at the option of the holder at any time or (2) at our option beginning six months from the issuance date and if the average closing market price for our common stock for the preceding twenty consecutive trading days equals or exceeds $11.20 per share.

Voting. Each share of the Series A convertible preferred stock is entitled to one vote for each share of common stock into which the preferred stock is convertible.

Liquidation. In the event of any liquidation, sale or merger of ORBCOMM, the holders of the Series A convertible preferred stock are entitled to receive prior to and in preference over the common stock, an amount equal to $10.00 per share plus unpaid dividends.

Redemption. The Series A convertible preferred stock may be redeemed by us for an amount equal to the issuance price of $10.00 per share plus all unpaid dividends at any time after two years from the issuance date.

No Sinking Fund. The shares of the Series A convertible preferred stock will not be entitled to benefit of any sinking or purchase fund to be applied to the redemption to purchase of such stock.

Other. The affirmative vote or written consent of the holders of at least two-thirds (2/3) of the aggregate number of shares at the time outstanding of the Series A convertible preferred stock is required for us to authorize, create or increase any capital stock ranking equal or prior to the Series A convertible preferred stock as to dividends or liquidation rights, or change any of the powers, preferences or rights given to the Series A convertible preferred stock to adversely affect it.

Certain Provisions in our Restated Certificate of Incorporation and Amended Bylaws

Our restated certificate of incorporation and amended bylaws contain various provisions intended to (1) promote the stability of our stockholder base and (2) render more difficult certain unsolicited or hostile attempts to take us over which could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business.

Classified Board of Directors. Pursuant to our restated certificate of incorporation and amended bylaws the number of directors is fixed by our board of directors. Other than directors elected by the holders of any series of preferred stock or any other series or class of stock except common stock, our directors are divided into three classes. Each class consists as nearly as possible of one third of the directors. Directors elected by stockholders at an annual meeting of stockholders will be elected by a plurality of all votes cast. The terms of office of the three classes of director will expire, respectively, at our annual meetings in 2012, 2013 and 2014. The term of the successors of each such class of directors will expire three years from the year of election.

Removal of Directors; Vacancies. Under Delaware law, unless otherwise provided in our restated certificate of incorporation, directors serving on a classified board of directors may be removed by the stockholders only for cause. Our restated certificate of incorporation provides that directors may be removed only for cause upon the affirmative vote of holders of 75% of the voting power of all the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Our restated certificate of incorporation provides that any vacancy created by removal of a director shall be filled by a majority of the remaining members of the board of directors even though such majority may be less than a quorum.

Special Meetings; Written Consent. Our restated certificate of incorporation and amended bylaws provide that a special meeting of stockholders may be called only by a resolution adopted by a majority of the entire board of directors. Stockholders are not permitted to call, or to require that the board of directors call, a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders will be limited to the business brought before the meeting pursuant to the notice of the meeting given by us. In addition, our amended and restated certificate provides that any action taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be taken by written consent instead of a meeting. Our amended bylaws establish an advance notice procedure for stockholders to nominate candidates for election as directors or to bring other business before meetings of our stockholders.

Our restated certificate of incorporation provides that the affirmative vote of at least 66-2/3 % of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to amend or repeal the provisions of our restated certificate of incorporation with respect to:

•	the election of directors;

•	the right to call a special meeting of stockholders;

•	the right to act by written consent;

•	amending our restated certificate of incorporation or amended bylaws; or

•	the right to adopt any provision inconsistent with the preceding provisions.

In addition, our restated certificate of incorporation provides that our board of directors may make, alter, amend and repeal our amended bylaws and that the amendment or repeal by stockholders of any of our amended bylaws would require the affirmative vote of at least 66-2/3% of the voting power described above, voting together as a single class.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

The foregoing summary is qualified in its entirety by the provisions of our restated certificate of incorporation and amended bylaws, copies of which have been filed with the SEC.

Transfer Agent and Registrar

Computershare (successor to The Bank of New York Mellon’s Shareowner Services business) is the transfer agent and registrar for our common stock and our Class A convertible preferred stock. The transfer agent for any other series of preferred stock that we may offer under this prospectus will be named and described in the prospectus supplement for that series.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of common stock, preferred stock and/or debt securities in one or more series. We may issue warrants independently or together with common stock, preferred stock and/or debt securities, and the warrants may be attached to or separate from these securities. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. The terms of any warrants offered under a prospectus supplement may differ from the terms described below.

The following summaries of material provisions of the warrants and the warrant agreements are subject to, and qualified in their entirety by the provisions of the warrant agreement that we will enter into with a warrant agent we select at the time of issue. We urge you to read the applicable prospectus supplements related to the particular series of warrants that we may offer under this prospectus, as well as any related free writing prospectuses, and the complete warrant agreements and warrant certificates that contain the terms of the warrants.

General

We may issue warrants evidenced by warrant certificates under the warrant agreement by means of a prospectus supplement which will describe the terms of the warrants, including:

•	the price or prices at which warrants will be issued, if any;

•	the principal amount of debt securities or the number of shares of common or preferred stock purchasable upon exercise of one warrant and the initial price at which the principal amount of debt securities or shares, as applicable, may be purchased upon exercise;

•	in the case of debt warrants, the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the warrants;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with the underlying securities;

•	in the case of preferred stock warrants, if applicable, the designation and terms of the preferred stock purchasable upon exercise of the preferred stock warrants;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	the dates on which the right to exercise the warrants begins and expires;

•	if necessary, certain material United States federal income tax consequences;

•	call provisions, if any;

•	whether the warrants represented by the warrant certificates will be issued in registered or bearer form;

•	information with respect to book-entry procedures, if any;

•	the currency or currencies in which the offering price and exercise price are payable;

•	the identity of the warrant agent for the warrants; and

•	if applicable, the antidilution provisions of the warrants.

Rights as Holders of Debt Securities

Debt warrant holders, as such, will not have any of the rights of holders of debt securities, except to the extent that the consent of debt warrant holders may be required for certain modifications of the terms of an indenture or form of the debt security, as the case may be, and the series of debt securities issuable upon exercise of the debt warrants. In addition, debt warrant holders will not be entitled to payments of principal of and interest, if any, on the debt securities.

No Rights as Stockholders

Holders of stock warrants, as such, will not be entitled to vote, to consent, to receive dividends or to receive notice as stockholders with respect to any meeting of stockholders, or to exercise any rights whatsoever as our stockholders.

DESCRIPTION OF UNITS

We may issue, in one or more series, units consisting of common stock, preferred stock, debt securities and/or warrants for the purchase of common stock, preferred stock and/or debt securities in any combination. While the terms we have summarized below will apply generally to any units that we may offer under this prospectus, we will describe the particular terms of any series of units in more detail in the applicable prospectus supplement. The terms of any units offered under a prospectus supplement may differ from the terms described below.

The following summaries of material terms and provisions of the units are subject to, and qualified in their entirety by reference to, all the provisions of the unit agreement and any supplemental agreements applicable to a particular series of units. We urge you to read the applicable prospectus supplements related to the particular series of units that we may offer under this prospectus, as well as any related free writing prospectuses and the complete unit agreement and any supplemental agreements that contain the terms of the units.

General

Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

If we issue units, the applicable prospectus supplement will describe the terms of the series of units being offered, including:

•	the title of any series of units;

•	identification and description of the separate constituent securities comprising the units;

•	the price or prices at which the units will be issued;

•	the date, if any, on and after which the constituent securities comprising the units will be separately transferable;

•	information with respect to any book-entry procedures;

•	a discussion of certain federal income tax considerations applicable to the units; and

•	any other terms of the units and their constituent securities.

The provisions described in this section, as well as those described under “Description of Capital Stock,” “Description of Debt Securities” and “Description of Warrants” will apply to each unit and to any common stock, preferred stock, debt security or warrant included in each unit, respectively.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus from time to time in one or more transactions, including without limitation:

•	to or through underwriters, brokers or dealers;

•	directly to purchasers or to a single purchaser;

•	through agents; or

•	through a combination of any of these methods.

The applicable prospectus supplement will set forth the terms of the offering of the securities covered by this prospectus, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	any delayed delivery arrangements;

•	the public offering price or purchase price of the securities and the proceeds to us from the sale of the securities and any discounts, commissions or concessions allowed or reallowed or paid to underwriters, dealers or agents; and

•	any securities exchanges on which the securities may be listed.

The offer and sale of the securities described in this prospectus by us, underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.

Offerings of our equity securities under this prospectus may also be made into an existing trading market for the securities in transactions at other than a fixed price, either:

•	on or through the facilities of any national securities exchange or quotation service on which the securities may be listed, quoted or traded at the time of sale; or

•	to or through a market maker otherwise than on the exchanges or quotation or trading services.

The at-the-market offerings, if any, will be conducted by underwriters, dealers or agents acting as principal or agent for us, who may also be third-party sellers of securities as described above.

Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers or agents may be changed from time to time. Underwriters, dealers or agents that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from us and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, dealers or agents and describe their commissions, fees or discounts in the applicable prospectus supplement.

Sales through Underwriters or Dealers

Underwriters or the third parties described above may offer and sell the offered securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities unless otherwise specified in the applicable prospectus supplement in connection with any particular offering of securities.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include short sales, over-allotment and stabilizing transactions and purchases to cover positions created by short sales. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

Some or all of the securities that we offer through this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell the offered securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

We may sell some or all of the securities covered by this prospectus through:

•	purchases by a dealer, as principal, who may then resell those securities to the public for its account at varying prices determined by the dealer at the time of resale;

•	block trades in which a dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction; or

•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers.

Direct Sales and Sales through Agents

We may sell the securities directly. Direct sales to investors may be accomplished through subscription offerings or through subscription rights distributed to our stockholders. In connection with subscription offerings or the distribution of subscription rights to stockholders, if all of the underlying offered securities are not subscribed for, we may sell such unsubscribed offered securities to third parties directly and, in addition, whether or not all of the underlying offered securities are subscribed for, we may concurrently offer additional offered securities to third parties directly.

If indicated in an applicable prospectus supplement, we may sell the securities through agents from time to time, which agents may be affiliated with us. The applicable prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment, unless otherwise specified in the applicable prospectus supplement.

Indemnification; Other Relationships

Agents, underwriters and other third parties described above may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed on for us by Chadbourne & Parke LLP, New York, New York. If legal matters in connection with offerings of securities made pursuant to this prospectus are passed up on by counsel for underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement related to such offering.

EXPERTS

The consolidated financial statements and schedule of ORBCOMM Inc. and subsidiaries as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of the GlobalTrak division of System Planning Corporation as of December 31, 2012 and for the year then ended have been incorporated by reference herein in reliance on the report of BDO USA, LLP, an independent auditor, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

12,857,143 Shares

Common Stock

PROSPECTUS SUPPLEMENT

RAYMOND JAMES	CANACCORD GENUITY	MACQUARIE CAPITAL

CRAIG-HALLUM CAPITAL GROUP	CHARDAN CAPITAL MARKETS, LLC

November 10, 2014